UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 16 August 2018
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Salient features
Including continuing and discontinued operations
0.994
million ounces of
attributable gold production
US$79 million
cash outflow
from operating activities*
Restructuring of South Deep
Impairment of South Deep
US$359m (after tax)
Growth project at Damang
on track
Gruyere expected to be 18%
above approved budget but
first production still expected
in Q2 2019
Acquisition of 45% of Asanko
Ghana operations concluded
International operations on or
ahead of plan
US$965
per ounce of
All-in sustaining costs
Net debt/EBITDA
Ratio 1.07
US$1,169
per ounce of
All-in costs
JOHANNESBURG. 16 August 2018:
Gold Fields Limited (NYSE & JSE: GFI) today announced losses attributable to owners of the parent from continuing operations for the six months to 30 June 2018 of US$367m
(US$0.45 cent per share). This compared with profit of US$54m (US$0.07 cent per share) for the six months to 30 June 2017. Normalised profit from continuing operations of US$43m for the six months to 30 June 2018 compared with US$78m for the six months to 30 June 2017.
An interim dividend of 20 SA cents per share (gross) is payable on 10 September 2018.
Statement by Nick Holland,
Chief Executive Officer
of Gold Fields
H1 2018 Performance
Safety remains our number one priority and
we are pleased to report a fatal free period
for the six months ended June 2018. In
addition, the total recordable injury
frequency rate (TRIFR) for the Group
improved by 10% YoY to 2.13. Our drive
toward zero harm continues.

The international operations continued to
perform well for the six months ended June
2018 generating c.US$190m in net cash
flow (before project capex) for the group.
Gold Fields is in a strong financial position,
with the integrity of the balance sheet
remaining intact after funding cumulative
project expenditure (Damang and Gruyere)
of US$330m over the past 18 months.

As reported in the recent trading statement,
attributable gold equivalent production from
continuing operations, for the six months
ended 30 June 2018, was 994koz (for the
six months ended June 2017: 1,022koz).
All-in sustaining costs for the period were
US$965/oz (for the six months ended June
2017: US$967/oz), with all-in costs of
US$1,169/oz (for the six months ended
June 2017: US$1,092/oz) as a result of the
higher project capital, as was planned.
Normalised profit from continuing
operations for the six months ended June
2018 was US$43m or US$0.05 per share,
compared with US$78m or US$0.09 per
share in for the six months ended June
2017. Normalised profit was impacted by
higher exploration expenditure this half year
particularly as activities at Salares Norte
have increased to complete the feasibility
study by year end.

In line with our dividend policy of paying out
between 25% and 35% of normalised profit
as dividends, we have declared an interim
dividend of 20 SA cents per share which
compared with the 2017 interim dividend of
40 SA cents per share.

Gold Fields 2018 H1 RESULTS

Net cash flow for continuing operations from operating activities less net capital expenditure and environmental payments was an outflow of US$79m, compared with an outflow of US$102m for the six months ended June 2017, mainly due to the growth capital spent at Gruyere, Damang and Salares Norte. We previously indicated that we expected to be cash negative in 2017and 2018 as a
consequence of building two new mines in the Group and our
ongoing study at Salares Norte. Excluding the project capital of
US$179m for the half year, the net cash flow would have been an inflow of US$100m for the six months ended June 2018.

The net debt balance increased by US$90m to US$1,393m from
US$1,303m at the end of FY 2017, with the net debt to EBITDA ratio marginally higher at 1.07x (December 2017: 1.03x) but still well below the debt covenant level of 2.5x.
Update on projects
Damang
The Damang reinvestment project continued to track well against plan for the six months ended June 2018. Total tonnes mined
increased 26% YoY to 23.9Mt for the six months ended June 2018 which was slightly ahead of plan. Gold produced increased 16%
YoY to 89.5koz, driven by higher grade material mined and
processed during the half year.

Capital expenditure was 9% higher YoY at US$73m, with US$61m spent on capital waste stripping and the balance spent on
engineering projects, Amoanda Phase 2 infill drilling and
construction of the Far East TSF. AISC decreased 18% YoY to
US$829/oz while AIC decreased 7% YoY to US$1,585/oz.

The potential at Amoanda continues to increase, following a
successful drilling campaign, which will provide additional flexibility to the operation when the main Damang pit commences production in Q2 2019.

Gruyere
As reported by the joint venture partners (on 30 July 2018), the independent third party review of the Definitive Estimate (DE) for the
Gruyere Gold Project including the Final Forecast Capital (FFC) cost estimate has been completed. First gold remains scheduled for the
June 2019 quarter which is in line with the guidance issued in April
2018. However, the FFC is now estimated to be A$621m (level of accuracy range 2% / +2%) which includes scope changes and
force majeure costs of A$30m along with a contingency of A$30m.
This compares with the original budget of A$532m, with A$329m spent on the project to date. A$185 m is expected to be spent in the second part of the year.

As per the Joint Venture agreement entered into at the time of the acquisition, Gold Fields will fund up to 10% of costs overruns, excluding scope changes and force majeure costs. This translates to approximately A$51m. Consequently, Gold Fields share of the
FFC is A$337m, with A$164m having been incurred up to the end of June 2018.

As at 27 July 2018, overall Project engineering and construction was
94% and 61% complete respectively with EPC construction
(process plant and associated infrastructure) 39% complete.

Despite the increased capital for the project, we believe that the long-life, low-cost nature of Gruyere will subsequently improve the
Gold Fields portfolio.

Salares Norte
The feasibility study for Salares Norte is on track for completion at the end of 2018. As previously guided, the mine is expected to produce 3.5Moz gold equivalent ounces over a 10-year life, with average AISC of around US$575/oz and initial capex of US$850m.
On 5 July 2018, the Environment Impact Assessment was accepted for evaluation by the Chilean regulatory authorities.

Regional performance
Australia
Gold production for the Australia region for the six months ended
June 2018 was 1% lower YoY at 442koz, mainly due to lower
production at Granny Smith, partially offset by increased production at St Ives. AIC for the region (excluding Gruyere) was 2% lower YoY in A$ terms at A$1,166/oz and 1% higher YoY in US$ terms at
US$900/oz. Net cash flow from the region for the six months ended
June 2018, excluding the US$79m spent on Gruyere, was an inflow of US$86m.

During the six months ended June 2018, A$40m of the exploration budget was spent, with 387,800 metres drilled during the period.
There have been encouraging results at all operations including extensions at Wallaby at Granny Smith, both laterally and at depth, as well as extensions at the Greater Invincible complex at St Ives.
The prefeasibility study on the Paleochannel Project at St Ives continued in the six months ended June 2018, with progress being made on the mining method. At Agnew, drilling at Waroonga North continued to yield positive results and Redeemer is emerging as a potential new ore source for the future.

West Africa
Attributable gold production from the West Africa region decreased by 1% YoY for the six months ended June 2018 at 319koz due to lower production at Tarkwa, partially offset by increased production at Damang. AIC for the region decreased 2% YoY to US$1,114/oz due to lower cost of sales before amortisation and depreciation and sustaining capital. Project capex for the Damang reinvestment was
US$66m for the six months ended June 2018, compared with
US$53m for the six months ended June 2017. The AISC for the
Ghana region (which excludes the project capex for Damang)
decreased 7% YoY to US$924/oz. The region generated a net cash outflow of US$2m for the six months to June 2018. Again, if the project capex for Damang is excluded, the region would have
generated a net cash inflow of US$64m.

South America
Attributable equivalent gold production at Cerro Corona increased marginally YoY to 137koz. AIC increased by 9% YoY to US$737 per equivalent ounce, mainly due to higher cost of sales before
amortisation and depreciation and lower equivalent ounces sold.
Despite this, the mine generated net cash flow of US$41m for the six months ended June 2018.

South Deep
Gold Fields announced a material restructuring of its South Deep operation on 14 August 2018. The mine has had a number of
operational challenges since Gold Fields acquired it in 2006. The key challenge has been the difficulty in transitioning the mine from one run with a conventional mining mindset and practices to mining with a modern, bulk, mechanised mining approach. South Deep is a complex and unique mine, that has faced persistent issues that need to be addressed in a holistic manner.

Despite numerous interventions to address these challenges,
including optimising the mining method, extensive training and skills development, changing shift and work configurations, and
outsourcing functions, the mine continues to make losses (R4bn over the past five years). Management believes that the mine can no longer sustain these cash losses and that the cost structure needs to be realigned with the current lower level of production.

During Q1 2018, South Deep completed phase 2 of its
organisational restructuring plan, focusing on the lower levels of the organisation, through a voluntary retrenchment programme, which resulted in 261 employees leaving the company This followed the

Gold Fields 2018 H1 RESULTS
restructuring in Q4 2017 (phase 1) at the more senior levels of the business, which comprised a 25% reduction (47 employees) in the management level.

Although this restructuring was mostly voluntary in nature, it nonetheless had a significant negative impact on morale and
consequently productivity and output during the six months ended
30 June 2018. In addition, continued low mobile equipment
reliability and productivity, the intersection of active geological features (faults and dykes) in the high-grade corridor 3 and poor ground conditions in the composites (far western part of the orebody) slowed production rates.

For the six months to 30 June 2018, production at South Deep decreased by 19% YoY to 3,003kg (97koz) from 3,710kg (119koz))
for the six months ended June 2017 driven by decreased volumes and grade. AIC for the six months ended June 2018 increased 8%
YoY to R715,373/kg (US$1,816/oz), mainly due to lower gold sold.
Net cash outflow for the six months ended 30 June 2018 was
R656m (US$54m).

These challenges have resulted in an underperformance on
development and destress mining and has impacted stope
availability and output. Stope availability and output has also been adversely affected as a result of slow loading and backfilling. These challenges will not only impact the mine’s 2018 performance but the knock-on effect will carry through into 2019 and beyond.

Section 189 process commenced
Management has commenced with consultations in terms of
Section 189 of the Labour Relations Act. It is envisaged that approximately 1,100 permanent employees could potentially be impacted by the proposed restructuring. In addition, approximately
460 contractors could also potentially be impacted. South Deep currently employs 3,614 full-time employees and 1,940 contractors.
Section 189 notices have been served on its two representative trade unions, the National Union of Mineworkers and UASA. This will be followed by a 60-day consultation process, which will be facilitated by the CCMA. The Minister of Mineral Resources has
been informed of these developments.

Focus on securing the future with intensive near term initiatives
In support of returning the mine to sustainable profitability we propose to:
·  Temporarily suspend mining activities at 87 Level and redeploy these mining crews into the 4W corridor;
·  Service the eastern part of the mine from the Twin Shafts and re-staff the South Shaft operations to a single shift per day.
   South Shaft will facilitate the provision of the following services to the full mining operation: Water and Backfill reticulation,
   Water Pumping, Ventilation;
·  Reduce growth capital expenditure for the next 18 months to reduce the cash burn. New mine development has
   outperformed the plan in recent years, which allows us some flexibility to reduce this activity for the near term.
Given the significant impact of the restructuring from late 2017 and early 2018, we are unable to quantify the impact of the proposed large scale restructuring on production in 2019 and beyond.
Consequently, the previously guided build-up plan for the mine
(released in February 2018) has a high degree of risk and uncertainty and can no longer be relied upon.
South Deep impairment
The underperformance of the mine in 2018 and the resultant knock-
on impact has necessitated a further impairment of South Deep. As discussed above, we are unable to provide guidance for 2019 and beyond. However, for the purpose of the impairment calculation, we have used a number equivalent to extrapolating the six months ended
30 June 2018 production for 2019 of 6,100kg (196koz).

As a result, South Deep has been further impaired by R4.8bn
(US$359m) (net of tax) to a carrying value of R20.7bn (US$1.5bn). The information underlying the impairment calculation may be subject to further adjustments in the future. These adjustments could be as a result of further information becoming available to management during Gold Fields’ production planning processes.

Joint Venture with Asanko Gold
The Joint Venture transaction with Asanko Gold (Asanko) was
completed on 31 July 2018, with Gold Fields acquiring a 50% stake in Asanko’s 90% interest in the Asanko Gold Mine in Ghana. Gold
Fields is expected to equity account its share in the Joint Venture, with attributable production and costs incorporated into the Group numbers from completion. Asanko’s published guidance for 2019-
2023 is average annual production of 253koz (100% basis).

Gold Fields and Asanko have established various working groups to ensure that the Asanko Gold Mine continues to operate in an
efficient manner.
FY18 guidance adjusted
Attributable equivalent gold production for 2018, including Asanko, is expected to be within the original guidance (14 February 2018) of between 2.08Moz and 2.10Moz. AISC is expected to be between
US$1,010 per ounce and US$1,030 per ounce and AIC is expected to be between US$1,190 per ounce to US$1,210 per ounce, both as previously guided.

The South Deep production guidance factored into the Group
production guidance is unchanged from the 7,600kg provided in
April 2018 (with Q1 2018 results). However, given the potential volatility related to the proposed restructuring, there is an increased level of uncertainty with this forecast.

Gold Fields will account for its contribution from the Asanko Joint
Venture from 31 July 2018. As such, production of 43koz is
expected to be attributable to Gold Fields from the JV.
Change in Directorship
Mr Don Ncube retired after the AGM in May 2018, having spent over
12 years on the Board, of which he has been Chair of the Social,
Ethics and Transformation Committee for the past 5 years. I would like to thank Don for his service to Gold Fields and wish him well in his future endeavours.

N.J. Holland
Chief Executive Officer
STOCK DATA FOR THE 6 MONTHS ENDED 30 JUNE 2018
Number of shares in issue
NYSE – (GFI)
– at 30 June 2018 820,614,217
Range – Quarter US$3.51 – US$4.42
– average for the six months 820,614,217
Average Volume – six months 3,836,559 shares/day
Free Float 100 per cent
JSE LIMITED – (GFI)
ADR Ratio 1:1
Range – Quarter ZAR43.36 – ZAR56.46
Bloomberg/Reuters GFISJ/GFLJ.J
Average Volume – six months 1,287,829 shares/day

Gold Fields 2018 H1 RESULTS

Key Statistics
United States Dollars
Quarter
Six months ended
Figures are in millions unless otherwise stated
June
2018
March
2018
June
2017
June
2018
June
2017
Restated
Gold produced* oz (000) 504 490 550
994 1,047
Continuing operations 504 490 539
994 1,022
Discontinued operations – – 11
– 25
Tonnes milled/treated 000 8,314 8,372 8,667
16,686 17,331
Continuing operations 8,314 8,372 8,552
16,686 17,096
Discontinued operations – – 115
– 235
Revenue US$/oz 1,297 1,316 1,247
1,306 1,232
Continuing operations 1,297 1,316 1,247
1,306 1,232
Discontinued operations – – 1,256
– 1,234
Cost of sales before gold inventory
change and amortisation and
depreciation
US$/tonne 42 43 42
42 42
Continuing operations 42 43 41
42 41
Discontinued operations
–
– 127
– 127
All-in sustaining costs
#
US$/oz 973 955 949
965 980
Continuing operations 973 955 934
965 967
Discontinued operations – – 1,657
– 1,532
Total all-in cost
#
US$/oz 1,187 1,150 1,092
1,169 1,103
Continuing operations 1,187 1,150 1,081
1,169 1,092
Discontinued operations – – 1,657
– 1,532
Net debt US$m 1,393 1,373 1,365
1,393 1,365
Net debt to EBITDA ratio
1.07 1.12
Cash flow from operating activities** US$
(79) (102)
Continuing operations
(79) (102)
Discontinued operations
– –
(Loss)/profit US$m
Continuing operations
(366.6) 53.7
Discontinued operations
– (2.7)
(Loss)/profit US c.p.s
Continuing operations
(45) 7
Discontinued operations
– –
Headline earnings/(loss) US$m
Continuing operations
66.7 69.7
Discontinued operations
– (1.8)
Headline earnings US c.p.s.
Continuing operations
8 8
Discontinued operations
– –
Normalised profit/(loss) US$m
Continuing operations
42.8 77.5
Discontinued operations
– (2.6)
Normalised profit US c.p.s.
Continuing operations
5 9
Discontinued operations
– –
* All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production.
** Cash flow from operating activities (net of tax) less net capital expenditure, environmental payments and financing costs.
#
Refer to page 27 and 28.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7 per cent of Group production.
Figures may not add as they are rounded independently.

Gold Fields 2018 H1 RESULTS
Certain forward looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the
Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’
financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold
Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
·  overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
·  changes in assumptions underlying Gold Fields’ mineral reserve estimates;
·  the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
·  the ability to achieve anticipated production cost estimates at existing operations as outlined in this report or as otherwise disclosed;
·  the success of the Group’s business strategy, development activities and other initiatives;
·  the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected
·  communities;
·  decreases in the market price of gold or copper;
·  the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field’s operations;
·  the occurrence of work stoppages related to health and safety incidents;
·  loss of senior management or inability to hire or retain employees;
·  fluctuations in exchange rates, currency devaluations and other macro-economic monetary policies;
·  the occurrence of labour disruptions and industrial actions;
·  power cost increases as well as power stoppages, fluctuations and usage constraints;
·  supply chain shortages and increases in the prices of production imports;
·  the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;
·  the adequacy of the Group’s insurance coverage;
·  the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
·  changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
·  fraud, bribery or corruption at Gold Field’s operations that leads to censure, penalties or negative reputational impacts; and
·  political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Gold Fields 2018 H1 RESULTS

Results for the Group
Safety
The Group’s fatality injury frequency rate improved from 0.07 for the six months ended 30 June 2017 to 0.00 for the six months ended 30 June 2018. The total recordable injury frequency rate
(TRIFR)
1
for the Group improved by 10 per cent from 2.37 for the
six months ended 30 June 2017 to 2.13 for the six months ended
30 June 2018.
1 Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost Time
Injuries
2
+ Restricted Work Injuries
3
+ Medically Treated Injuries
4
) x 1,000,000/ number
of man-hours worked.
2 A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury.
The employee or contractor is unable to perform any functions.
3 A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
4 A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.

For the six months ended 30 June 2018
compared with the six months ended
30 June 2017

Revenue
Attributable equivalent gold production from continuing operations decreased by 3 per cent from 1,022,000 ounces for the six months ended 30 June 2017 to 994,000 ounces for the six months ended
30 June 2018. South Deep, Tarkwa and Granny Smith produced
less gold in the six months ended 30 June 2018 compared with the six months ended June 2017.

Gold production at South Deep in South Africa, decreased by 19 per cent from 3,710 kilograms (119,300 ounces) to 3,003 kilograms
(96,500 ounces).

Attributable gold production at the West African operations
decreased by 1 per cent from 322,600 ounces for the six months ended 30 June 2017 to 318,500 ounces for the six months ended
30 June 2018 due to decreased production at Tarkwa, partially offset by increased production at Damang. Attributable equivalent gold production at Cerro Corona in Peru increased marginally from
136,300 ounces for the six months ended 30 June 2017 to 136,900 ounces for the six months ended 30 June 2018. Gold production at the Australian operations decreased by 1 per cent from 444,300 ounces for the six months ended 30 June 2017 to 442,400 ounces for the six months ended 30 June 2018 mainly due to lower
production at Granny Smith, partially offset by increased
production at St Ives.

At the South Africa region, production at South Deep decreased by 19 per cent from 3,710 kilograms (119,300 ounces) for the six months ended 30 June 2017 to 3,003 kilograms (96,500 ounces)
due to decreased volumes and grades. Production was negatively impacted by labour restructuring and the implementation of a new shift system on 1 March 2018, along with the effect of remediation of ground conditions in predominantly high grade areas of the mine. Gold sold decreased by 13 per cent from 3,740 kilograms
(120,200 ounces) to 3,240 kilograms (104,200 ounces).

At the West Africa region, managed gold production at Tarkwa decreased by 6 per cent from 281,500 ounces for the six months ended 30 June 2017 to 264,400 ounces for the six months ended
30 June 2018 mainly due to lower yield. At Damang, managed gold production increased by 16 per cent from 76,900 ounces for the six months ended 30 June 2017 to 89,500 ounces for the six
months ended 30 June 2018 mainly due to higher grade material mined and processed. Gold produced and gold sold are the same for both Tarkwa and Damang.

At the South America region, total managed gold equivalent
production at Cerro Corona increased marginally from 137,000 ounces for the six months ended 30 June 2017 to 137,600 ounces for the six months ended 30 June 2018 mainly due to a higher conversion factor, partially offset by lower gold sold. Gold equivalent ounces sold decreased by 3 per cent from 135,700
ounces to 131,700 ounces.

At the Australia region, St Ives’ gold production increased by 3 per cent from 184,100 ounces for the six months ended 30 June 2017 to 189,800 ounces for the six months ended 30 June 2018 mainly due to increased volumes processed. Gold sold increased by 3 per cent from 184,100 ounces to 190,200 ounces. At
Agnew/Lawlers, gold production decreased marginally from
115,500 ounces for the six months ended 30 June 2017 to 115,400 ounces for the six months ended 30 June 2018. Gold sold
increased by 1 per cent from 115,500 ounces to 116,900 ounces.
At Granny Smith, gold production decreased by 5 per cent from
144,700 ounces for the six months ended 30 June 2017 to 137,200 ounces for the six months ended 30 June 2018 due to decreased tonnes mined and processed. Gold sold decreased by 5 per cent from 144,700 ounces to 137,300 ounces.

The average US dollar gold price achieved by the Group increased by 6 per cent from US$1,232 per equivalent ounce for the six months ended 30 June 2017 to US$1,306 per equivalent ounce for the six months ended 30 June 2018. The average rand gold price decreased by 1 per cent from R525,042 per kilogram to R518,504 per kilogram. The average Australian dollar gold price increased by
4 per cent from A$1,642 per ounce to A$1,707 per ounce. The
average US dollar gold price for the Ghanaian operations
increased by 7 per cent from US$1,232 per ounce for the six
months ended 30 June 2017 to US$1,318 per ounce for the six
months ended 30 June 2018. The average equivalent US dollar
gold price, net of treatment and refining charges, for Cerro Corona increased by 1 per cent from US$1,221 per equivalent ounce for the six months ended 30 June 2017 to US$1,228 per equivalent ounce for the six months ended 30 June 2018. The average US
dollar/Rand exchange rate strengthened by 7 per cent from R13.24 for the six months ended 30 June 2017 to R12.25 for the six
months ended 30 June 2018. The average Australian/US dollar
exchange rate strengthened by 3 per cent from A$1.00 = US$0.75 to A$1.00 = US$0.77.

Gold equivalent ounces sold decreased by 3 per cent from 1.06 million ounces to 1.03 million ounces.

Revenue increased by 4 per cent from US$1,305 million for the six months ended 30 June 2017 to US$1,351 million for the six months ended 30 June 2018 due to the higher gold price, partially offset by decreased gold sold.
Cost of sales before amortisation and depreciation
Cost of sales before amortisation and depreciation increased by 1 per cent from US$678 million for the six months ended 30 June
2017 to US$688 million for the six months ended 30 June 2018.

At the South Africa region, at South Deep, cost of sales before amortisation and depreciation decreased by 6 per cent from
R1,997 million (US$151 million) for the six months ended 30 June
2017 to R1,882 million (US$154 million) for the six months ended

Gold Fields 2018 H1 RESULTS
30 June 2018 mainly due to lower production as well as lower expenditure on consumable costs, contractor costs and consulting costs.

At the West Africa region, cost of sales before amortisation and depreciation decreased by 2 per cent from US$218 million for the six months ended 30 June 2017 to US$213 million for the six
months ended 30 June 2018. This decrease was mainly due to
continued business process re-engineering, partially offset by a gold-in-process drawdown of US$6 million for the six months
ended 30 June 2018 compared with a build-up of US$16 million for the six months ended 30 June 2017.

At the South America region, at Cerro Corona, cost of sales before amortisation and depreciation increased by 11 per cent from
US$70 million for the six months ended 30 June 2017 to US$78 million for the six months ended 30 June 2018 due to higher waste tonnes mined.

At the Australia region, cost of sales before amortisation and depreciation decreased by 1 per cent from A$318 million (US$239 million) for the six months ended 30 June 2017 to A$316 million
(US$244 million) for the six months ended 30 June 2018 mainly due to a higher gold inventory credit to cost at St Ives of A$36 million (US$28 million) for the six months ended 30 June 2018 compared with A$2 million (US$2 million) for the six months ended
30 June 2017, partially offset by increased costs from A$113 million (US$85 million) to A$137 million (US$106 million) as a result of higher mining volumes.

Amortisation and depreciation
Amortisation and depreciation for the Group increased by 7 per cent from US$325 million for the six months ended 30 June 2017 to US$347 million for the six months ended 30 June 2018. The
US$22 million increase in amortisation was due to higher
amortisation of US$15 million in local currencies and the exchange rate effect of US$7 million on translation into US dollars at a 7 per cent stronger rand and a 3 per cent stronger Australian dollar. The higher amortisation in local currencies related to an increase at
Damang due to increased production and at St Ives due to
increased open pit mining.

Other
Net interest expense for the Group increased by 3 per cent from
US$32 million for the six months ended 30 June 2017 to US$33 million for the six months ended 30 June 2018. Interest expense of US$44 million, partially offset by interest income of US$4 million and interest capitalised of US$7 million for the six months ended
30 June 2018 compared with interest expense of US$44 million, partially offset by interest income of US$3 million and interest capitalised of US$9 million for the six months ended 30 June 2017.

The share of results of equity accounted investees after taxation increased from US$1 million for the six months ended 30 June
2017 to US$6 million for the six months ended 30 June 2018 due to sundry asset write-offs at Far Southeast project (FSE).

The gain on foreign exchange of US$3 million for the six months ended 30 June 2018 compared with a loss of US$4 million for the six months ended 30 June 2017 related to the conversion of
offshore cash holdings into their functional currencies.

The gain on financial instruments of US$24 million for the six months ended 30 June 2018 includes realised gains/losses and the mark to market of the gold hedges taken out at the Australian operations (a gain of A$1 million/US$1 million), the Ghanaian operations (a gain of US$10 million) and South Deep (a loss of
US$1 million/R14 million), the oil hedges taken out at the Ghanaian and Australian operations (a gain of US$7 million and A$5
million/US$4 million, respectively), as well as the copper hedge taken out at Cerro Corona (gain of US$4 million). In addition, a currency hedge taken out at the Australian operations resulted in a loss of US$1 million (A$1 million). This compared with a gain of
US$7 million for the six months ended 30 June 2017.

Share-based payments for the Group increased from US$11
million to US$20 million and related to the current valuation of the share scheme. The long-term incentive plan decreased from US$3 million to US$1 million due to the current valuation of the plan.

Other costs for the Group increased from US$21 million to US$30 million and mainly related to increased community spend.

Exploration and project expenses
Exploration and project expenses increased by 19 per cent from
US$47 million for the six months ended 30 June 2017 to US$56 million for the six months ended 30 June 2018, mainly due to increased costs at Salares Norte (increased from US$24 million to
US$30 million) and increased write-off of exploration (US$21 million to US$25 million) at the Australian operations.

Non-recurring items
Non-recurring expenses of US$661 million for the six months
ended 30 June 2018 compared with US$38 million for the six
months ended 30 June 2017. The non-recurring expenses for the six months ended 30 June 2018 mainly included:
impairment of R6.471 billion (US$482 million). The after tax impairment is R4.819 billion (US$359 million) in respect of the
South Deep cash-generating unit. The impairment calculation
is based on the 2018 life of mine plan using the following
assumptions:
o
Gold price of R525,000 per kilogram;
o
Resource price of US$17 per ounce at a Rand/Dollar
exchange rate of R13.44;
o
Resource ounces of 29.0 million ounces;
o
Life of mine: 77 years; and
o
Discount rate: 13.5 per cent nominal.
The impairment is due to a deferral of production. The
underperformance of the mine in 2018 and the resultant
knock-on impact has necessitated a further impairment of
South Deep. For the purpose of the impairment calculation, we have used a number equivalent to extrapolating the six months ended 30 June 2018 production for 2019 of 6,100kg (196koz).
The carrying value after impairment is R20.7bn (US$1.5bn).
The information underlying the impairment calculation may be subject to further adjustments in the future. These adjustments could be as a result of further information becoming available to management during Gold Fields’ production planning
processes.
restructuring costs at Tarkwa (US$81 million) with the
transition to contractor mining;
restructuring costs at Damang (US$15 million);
restructuring costs at
South Deep (US$4 million/R53 million);
losses on the sale of mining fleet and heavy machinery
equipment and inventory at Tarkwa as part of the transition to contractor mining, amounted to US$38 million and US$9
million, respectively; and
impairment of FSE amounted to US$20 million and other
losses on the sale of assets amounted to US$16 million. The
impairment of FSE was based on the fair value less cost of
disposal of the investment which was directly derived from the market value of Lepanto Consolidated Mining Company.

The non-recurring expenses for the six months ended 30 June
2017 mainly related to the silicosis provision raised of US$30 million and US$7 million for the write-off of parked up fleet at

Gold Fields 2018 H1 RESULTS

Tarkwa. Retrenchment payments at Tarkwa were largely offset by receipts on the disposal of the fleet to the contractor.
Royalties
Government royalties for the Group increased by 10 per cent from
US$30 million for the six months ended 30 June 2017 to US$33 million for the six months ended 30 June 2018 in line with higher revenue.
Taxation
The taxation credit for the Group of US$129 million for the six months ended 30 June 2018 compared with a charge of US$62
million for the six months ended 30 June 2017. Normal taxation decreased by 11 per cent from US$83 million for the six months ended 30 June 2017 to US$74 million for the six months ended 30
June 2018. The deferred tax credit of US$201 million for the six months ended 30 June 2018 compared with US$21 million for the six months ended 30 June 2017. The high effective tax rate for the six months ended 30 June 2018 is due to the non-deduction of certain interest payments of US$35 million and exploration costs at Salares Norte of US$30 million. The significant deferred tax credit arose due to the taxation credit of R1.652 billion (US$123 million) on the impairment of South Deep, as well as the settlement of the South Deep tax dispute with SARS. GFIJVH has recognised an additional R2,338 million (US$191 million) of capital allowance with a tax effect on this amount of R701 million (US$57 million).
Discontinued operation – Darlot
The net loss in the six months ended 30 June 2017 from the
discontinued operation, Darlot, net of tax of US$3 million was a result of revenue of A$40 million (US$30 million), cost of sales before amortisation and depreciation of A$40 million (US$30
million) with the balance relating to other costs. The revenue of
A$40 million (US$30 million) related to 24,500 ounces sold at a gold price of A$1,641 per ounce (US$1,234 per ounce).
(Loss)/profit
Net loss attributable to owners of the parent for the Group of
US$367 million or US$0.45 per share for the six months ended 30
June 2018 compared with net profit of US$51 million or US$0.07 per share for the six months ended 30 June 2017.

Headline earnings attributable to owners of the parent for the
Group of US$67 million or US$0.08 per share for the six months ended 30 June 2018 compared with headline earnings of US$68
million or US$0.08 per share for the six months ended 30 June
2017.

Normalised profit for the Group of US$43 million or US$0.05 per share for the six months ended 30 June 2018 compared with
US$75 million or US$0.09 per share for the six months ended 30
June 2017.

Normalised profit
Normalised profit reconciliation for the Group is calculated as follows:
Six months ended
June
2018
June
2017
(Loss)/profit from continuing operations (366.6) 53.7
Non-recurring items 661.2 38.1
Tax effect of non-recurring items (166.6) (11.2)
Non-controlling interest effect of non-
recurring items
(9.7) (0.9)
(Gain)/loss on foreign exchange (2.8) 4.1
Tax effect of (gain)/loss on foreign exchange 0.1 (1.0)
Gain on financial instruments (23.9) (7.3)
Tax effect of gain on financial instruments 7.2 2.1
Non-controlling interest effect of gain on
financial instruments
1.1 (0.1)
South Deep tax settlement (57.2) –
Profit excluding gains and losses on foreign
exchange, financial instruments and non-
recurring items after taxation and non-
controlling interest effect
42.8 77.5
Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Non-IFRS measures such as normalised results are considered as pro forma financial information as per the JSE Listing Requirements. The pro forma financial information is the responsibility of the Group’s Board of directors and is presented for illustration purposes only and because of its nature, normalised profit should not be considered as a representation of the income statement.
Cash flow
Cash inflow from operating activities of US$263 million for the six months ended 30 June 2018 compared with US$276 million for the six months ended 30 June 2017. The decrease was mainly due to a decrease in the sum of:
·  profit before royalties, tax and non-recurring items,
·  non-recurring items,
·  amortisation and depreciation; and
·  other non-cash items.

In addition, royalties and taxation paid decreased from US$196 million to US$169 million and a release of working capital of US$6 million compared with an investment into working capital of US$25 million.

Dividends paid of US$35 million for the six months ended 30 June
2018 compared with US$43 million for the six months ended 30
June 2017. Dividends paid to owners of the parent decreased from
US$38 million to US$35 million and related to the final dividends paid for 2016 and 2017, respectively. No dividends were paid to non-controlling interest holders for the six months ended 30 June
2018 compared with US$6 million for the six months ended 30
June 2017.

At the discontinued operation, Darlot, cash flows from operating activities amounted to US$6 million in the six months ended 30
June 2017.

Cash outflow from investing activities of US$320 million for the six months ended 30 June 2018 compared with a cash outflow of
US$439 million for the six months ended 30 June 2017. Capital expenditure increased from US$383 million to US$411 million.
Proceeds on disposal of fixed assets increased from US$21 million to US$77 million and purchase of investments decreased from
US$60 million to US$18 million. Proceeds on disposal of assets held for sale amounted to US$40 million and environmental
payments decreased from US$10 million to US$7 million. The
US$28 million higher capital expenditure was due to higher
expenditure of US$20 million in local currencies and the exchange rate effect of US$8 million on translation into US dollars at a 7 per cent stronger rand and a 3 per cent stronger Australian dollar.

Gold Fields 2018 H1 RESULTS
Sustaining capital expenditure decreased from US$286 million to
US$253 million, while non-sustaining capital expenditure
increased from US$96 million to US$157 million. At South Deep, growth expenditure increased from R62 million (US$4 million) to
R149 million (US$12 million). Growth expenditure on the
reinvestment plan at Damang increased from US$53 million to
US$66 million and at Gruyere it increased from US$37 million
(A$49 million) to US$66 million (A$86 million), respectively.

Environmental payments decreased from US$10 million for the six months ended 30 June 2017 to US$8 million for the six months ended 30 June 2018.

Cash outflow from operating activities less net capital expenditure and environmental payments of US$79 million for the six months ended 30 June 2018 compared with an outflow of US$102 million for the six months ended 30 June 2017 mainly due to lower net capital expenditure (sum of additions and disposals), lower
taxation paid and a release of working capital.

The US$79 million outflow for the six months ended 30 June 2018 comprised: US$71 million net cash generated by the seven mining operations (after royalties, taxes, capital expenditure and
environmental payments), less US$18 million of net interest paid,
US$35 million at Salares Norte on exploration, US$79 million
(A$103 million) at Gruyere with [US$66 million (A$86 million) on capital expenditure and US$13 million (A$17 million) on working capital, as well as US$18 million on non-mine based costs mainly due to working capital movements. Included in the US$71 million above is US$66 million capital expenditure on the Damang
reinvestment project and US$12 million on South Deep growth
capital expenditure.

The US$102 million outflow for the six months ended 30 June 2017 comprised: US$52 million net cash generated by the eight mining operations (after royalties, taxes, capital expenditure and
environmental payments), less US$33 million of net interest paid,
US$24 million at Salares Norte on exploration, US$60 million (A$80 million) at Gruyere [US$37 million (A$49 million) on capital expenditure and US$23 million (A$31 million) on working capital], as well as US$37 million on non-mine based costs mainly due to working capital movements. Included in the US$52 million above is US$53 million capital expenditure on the Damang reinvestment project and US$4 million on South Deep growth capital
expenditure.

In the South Africa region at South Deep, capital expenditure decreased by 11 per cent from R427 million (US$32 million) for the six months ended 30 June 2017 to R379 million (US$31 million) for the six months ended 30 June 2018 due to lower expenditure on fleet and major components.

At the West Africa region, capital expenditure decreased by 5 per cent from US$164 million to US$156 million. At Tarkwa, capital expenditure decreased by 13 per cent from US$97 million to
US$84 million due to lower capital expenditure on mining
equipment and components as a result of the transition to
contractor mining. Capital expenditure at Damang increased by 9 per cent from US$67 million to US$73 million and included US$66 million spent on the Damang re-investment project for the six months ended 30 June 2018.

In the South America region at Cerro Corona, capital expenditure decreased by 17 per cent from US$12 million to US$10 million. The majority of the expenditure was on the construction of further raises to the tailings storage facility.

At the Australia region, capital expenditure decreased by 3 per cent from A$180 million (US$135 million) for the six months ended
30 June 2017 to A$174 million (US$134 million) for the six months ended 30 June 2018 At St Ives, capital expenditure decreased by
22 per cent from A$95 million (US$72 million) to A$74 million
(US$57 million) due to lower capital waste mined in the open pits.
At Agnew/Lawlers, capital expenditure increased by 21 per cent from A$38 million (US$29 million) to A$46 million (US$35 million)
due to increased decline development at Waroonga including
development to the Waroonga North orebody. At Granny Smith,
capital expenditure increased by 15 per cent from A$47 million
(US$35 million) for the six months ended 30 June 2017 to A$54 million (US$42 million) for the six months ended 30 June 2018 due to increased capital development.

Proceeds on disposal of capital equipment of US$77 million for the six months ended 30 June 2018 related to Tarkwa’s sale of fleet to the contractor as part of the conversion to contractor mining. This compared with US$21 million for the six months ended 30 June
2017 which related to the conversion to contractor mining at
Damang.

Purchase of investments of US$18 million related to Gold Fields subscription to a 9.9 per cent share interest in Asanko Gold by way of a private placement of 22,354,657 Asanko shares for the six months ended 30 June 2018. This compared with purchase of
investments of US$60 million which related mainly to the purchase of 74,284,070 shares in Gold Road Resources (Gold Fields now holds a 10 per cent interest) in Gold Road Resources Limited for the six months ended 30 June 2017.

Proceeds on disposal of assets held for sale comprised US$40 million cash and royalty (2 per cent NSR (net smelter return)) on all metals and related to the disposal of APP.

At the discontinued operation, Darlot, capital expenditure
amounted to A$9 million (US$6 million) for the six months ended
30 June 2017.

Net cash inflow from financing activities of US$115 million for the six months ended 30 June 2018 compared with US$161 million for the six months ended 30 June 2017. The inflow for the six months ended 30 June 2018 related to a drawdown of US$358 million,
partially offset by the repayment of US$243 million on offshore and local loans. The inflow for the six months ended 30 June 2017 related to a drawdown of US$285 million, partially offset by the repayment of US$125 million on offshore and local loans.

The net cash inflow for the Group of US$24 million for the six months ended 30 June 2018 compared with an outflow of US$45
million for the six months ended 30 June 2017. After accounting for a negative translation adjustment of US$5 million on non-US dollar cash balances, the cash inflow for the six months ended 30
June 2018 was US$19 million. The cash balance at 30 June 2018 of US$498 million compared with US$493 million at 30 June 2017.

All-in sustaining and total all-in cost
The Group all-in sustaining costs for continuing operations
decreased marginally from US$967 per ounce for the six months ended 30 June 2017 to US$965 per ounce for the six months
ended 30 June 2018 mainly due to lower sustaining capital
expenditure, higher by-product credits and lower cost of sales before amortisation and depreciation partially offset by lower gold sold. Total all-in cost increased by 7 per cent from US$1,092 per ounce for the six months ended 30 June 2017 to US$1,169 per
ounce for the six months ended 30 June 2018 due to higher non-
sustaining capital expenditure on the Damang reinvestment
project (US$66 million versus US$53 million) as well as higher capital expenditure on the Gruyere project [A$86 million (US$66 million) versus A$49 million (US$37 million)] along with higher exploration, feasibility and evaluation costs.

Gold Fields 2018 H1 RESULTS

In the South Africa region, at South Deep, all-in sustaining costs increased by 4 per cent from R646,526 per kilogram (US$1,521 per ounce) to R669,306 per kilogram (US$1,699 per ounce) mainly due to lower gold sold, partially offset by lower cost of sales before amortisation and depreciation and lower sustaining capital
expenditure. The total all-in cost increased by 8 per cent from
R662,973 per kilogram (US$1,557 per ounce) to R715,373 per
kilogram (US$1,816 per ounce) due to the same reasons as for all-
in sustaining costs as well as higher non-sustaining capital expenditure.

At the West Africa region, all-in sustaining costs decreased by 7 per cent from US$995 per ounce for the six months ended 30 June
2017 to US$924 per ounce for the six months ended 30 June 2018 mainly due to lower cost of sales before amortisation and
depreciation and lower sustaining capital expenditure, partially offset by decreased gold sold. Total all-in cost decreased by 2 per cent from US$1,142 per ounce for the six months ended 30 June
2017 to US$1,114 per ounce for the six months ended 30 June
2018 mainly due to the same reasons as for all-in sustaining costs, partially offset by non-sustaining capital expenditure of US$66 million as a result of expenditure on the Damang reinvestment project in the six months to 30 June 2018, compared with US$53 million in the six months to 30 June 2017.

At the South America region, all-in sustaining costs and total all-in cost decreased by 22 per cent from US$253 per ounce to US$197 per ounce mainly due to higher copper by-product credits and lower capital expenditure, partially offset by higher cost of sales before amortisation and depreciation and lower gold sold. All-in sustaining costs and total all-in cost per equivalent ounce
increased by 9 per cent from US$677 per equivalent ounce to
US$737 per equivalent ounce due to higher cost of sales before amortisation and depreciation and lower equivalent ounces sold, partially offset by lower capital expenditure.

At the Australia region excluding the discontinued operation Darlot and the Gruyere project, all-in sustaining costs decreased by 2 per cent from A$1,184 per ounce (US$891 per ounce) for the six
months ended 30 June 2017 to A$1,166 per ounce (US$900 per
ounce) for the six months ended 30 June 2018 mainly due to lower cost of sales before amortisation and depreciation and lower sustaining capital expenditure, partially offset by lower gold sold.

Statement of financial position
Net debt (borrowings plus the current portion of borrowings less cash and deposits) increased from US$1,365 million for the six months ended 30 June 2017 to US$1,393 million for the six months ended 30 June 2018. For the year ended December 2017 net debt amounted to US$1,303 million.
Net debt/EBITDA
The net debt/EBITDA ratio of 1.07 at 30 June 2018 compared with
1.12 at 30 June 2017.
EBITDA
Adjusted EBITDA for calculating net debt/EBITDA is based on the previous 12 months profit, which is determined as follows in US$
million:

Reconciliation between operating profit and adjusted
EBITDA for the 6 months ended:
June
2018
June
2017
Revenue
1,351
1,305
Cost of sales before amortisation
and depreciation
(688)
(678)
Environmental rehabilitation interest
6
6
Exploration and project costs
(56)
(48)
Other
(7)
(22)
606
563
Reconciliation between operating profit and adjusted
EBITDA for the 12 months ended:
June
2018
June
2017
Adjusted EBITDA for 6 months
January to June
606
563
Adjusted EBITDA for 6 months
July to December
701
654
Adjusted EBITDA for 12 months
July to June
1,307
1,217

Free cash flow margin
The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage.

The FCF for the Group for the six months ended 30 June 2018 is calculated as follows:
US$’m
US$/oz
Revenue*
1,264.0
1,318
Less: Cash outflow
(1,046.1)
(1,091)
AIC
(1,121.4)
(1,169)
Adjusted for:
Share-based payments (non-cash)
20.3
21
Long-term incentive plan (non-cash)
1.3
1
Revenue hedge
4.3
5
Exploration, feasibility and evaluation
costs outside of existing operations
37.6
39
Non-sustaining capital expenditure
(Damang reinvestment and Gruyere)
144.9
151
Tax paid (excluding royalties which is
included in AIC above)
(133.2)
(139)
Free cash flow**
217.9
227
FCF margin
17%
Gold sold only – 000’ounces
958.9
* Revenue from income statement at US$1,350.7 million less revenue from by-products in AIC at US$86.7 million equals US$1,264.0 million.
** Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 23 mainly due to working capital adjustments and non-recurring items included in the statement of cash flows.

The FCF margin of 17 per cent for the six months ended 30 June
2018 at a gold price of US$1,306 per ounce compared with of 8 per cent for the six months ended 30 June 2017 at a gold price of
US$1,232 per ounce.

The higher FCF margin for the six months ended 30 June 2018 was mainly due to lower cost of sales before amortisation and
depreciation, lower tax paid and the higher gold price received.

Gold Fields 2018 H1 RESULTS
Continuing operations
South Africa region
South Deep Project
Six months ended
June
2018
June
2017
Gold produced 000’oz 96.5 119.3
kg 3,003 3,710
Gold sold 000’oz 104.2 120.2
kg 3,240 3,740
Yield – underground reef g/t 5.24 5.50
AISC R/kg 669,306 646,526
US$/oz 1,699 1,521
AIC R/kg 715,373 662,973
US$/oz 1,816
1,557

Gold production decreased by 19 per cent from 3,710 kilograms
(119,300 ounces) for the six months ended 30 June 2017 to 3,003 kilograms (96,500 ounces) for the six months ended 30 June 2018 mainly due to the impact of labour restructuring and new shift system implementation on 1 March 2018. In addition, continued
low mobile equipment reliability, the intersection of active geological features (faults and dykes) in the high-grade corridor 3 and poor ground conditions in the composites (far western part of the orebody) slowed production rates. Production for the month of
April 2018 was further impacted by a 22-day DMR safety related stoppage to re-support back areas in two of the critical new mine access ramps, which account for half of total production for the mine. The mine is tracking the revised guidance given for the year on 25 April 2018.

Total underground tonnes mined decreased by 18 per cent from
780,000 tonnes for the six months ended 30 June 2017 to 639,000 tonnes for the six months ended 30 June 2018. The average reef grade mined increased by 11 per cent from 5.59 grams per tonne to 6.18 grams per tonne.

Total tonnes milled decreased by 18 per cent from 0.97 million tonnes to 0.80 million tonnes, mainly due to less tonnes mined as a result of the reasons above. Underground reef tonnes milled decreased by 15 per cent from 0.67 million tonnes for the six months ended 30 June 2017 to 0.57 million tonnes for the six months ended 30 June 2018. Total tonnes milled for the six
months ended 30 June 2018 included 92,000 tonnes of
underground waste mined and 139,000 tonnes of surface tailings material compared with 81,000 tonnes of underground waste
mined and 217,000 tonnes of surface tailings material for the six months ended 30 June 2017. Underground reef yield decreased
by 2 per cent from 5.50 grams per tonne for the six months ended
30 June 2017 to 5.24 grams per tonne for the six months ended 30
June 2018. The 5.50 grams per tonne for the six months ended 30
June 2017 was as a result of high grade ore mined in 2016, but only processed in the six months ended 30 June 2017. In addition, the decrease in grade for the six months ended June 2018 was exacerbated by backfill re-mining which was included in the ore stream.

Development increased by 19 per cent from 2,853 metres for the six months ended 30 June 2017 to 3,406 metres for the six months ended 30 June 2018. New mine capital development (phase one, sub 95 level) increased by 103 per cent from 406 metres to 828 metres. Development in the current mine areas in 95 level and above increased by 4 per cent from 1,604 metres to 1,670 metres, while reef horizon development north of wrench increased by 8 per cent from 843 metres to 908 metres. Longhole stoping volume
mined decreased by 39 per cent from 387,000 tonnes for the six months ended 30 June 2017 to 236,000 tonnes for the six months ended 30 June 2018.
Destress mining decreased by 19 per cent from 16,134 square
metres for the six months ended 30 June 2017 to 13,114 square metres for the six months ended 30 June 2018 mainly due to
geological feature intersections.

The current mine contributed 4 per cent more ore tonnes at 58 per cent of total tonnes for the six months ended 30 June 2018, while
North of Wrench decreased by 4 per cent and contributed 42 per cent of total ore tonnes mined for the six months ended June 2018.
This compared with the current mine contributing 54 per cent and the North of Wrench 46 per cent, respectively, for the six months ended 30 June 2017.

The mine has identified six key focus areas to drive improved performance and a number of initiatives and projects are being initiated. The six focus areas are:
·  Enabling Visible Felt Leadership (PVFL);
·  Reinvigorating our leadership system;
·  Improving face time;
·  Effective face time
·  Enabling logistics; and
·  Implementing of innovation and technology.

These initiatives have started to yield positive results, notably, a 45 per cent improvement in total recordable injury rates as well as a reduction on the lost time injuries. The marginal and steady improvement in the reliability of equipment (high profile rigs in particular), improvement in the shaft schedule arrangements and improvements in total meters developed.

Cost of sales before amortisation and depreciation, decreased by
6 per cent from R1,997 million (US$151 million) for the six months ended 30 June 2017 to R1,882 million (US$154 million) for the six months ended 30 June 2018. The decrease was mainly due to
lower production, lower expenditure on consumable costs,
contractor costs, consulting costs, partially offset by a gold inventory charge of R36 million (US$3 million) for the six months ended 30 June 2018 compared with a gold inventory credit to cost of R63 million (US$5 million) for the six months ended 30 June
2017.

Capital expenditure decreased by 11 per cent from R427 million
(US$32 million) for the six months ended 30 June 2017 to R379 million (US$31 million) for the six months ended 30 June 2018, as explained below.

Sustaining capital expenditure decreased by 37 per cent from
R365 million (US$28 million) for the six months ended 30 June
2017 to R230 million (US$19 million) for the six months ended 30
June 2018 due to lower expenditure on fleet and major
components. Non-sustaining capital expenditure increased by
140 per cent from R62 million (US$4 million) to R149 million (US$12 million). This increase is mainly due to acceleration of new mine development, the progress on the 100 and 110 level conveyor belts and expenditure on the 80 level fridge plant. These three projects accounted for R83 million (US$7 million) of the variance.

All-in sustaining costs increased by 4 per cent from R646,526 per kilogram (US$1,521 per ounce) for the six months ended 30 June
2017 to R669,306 per kilogram (US$1,699 per ounce) for the six months ended 30 June 2018 mainly due to lower gold sold,
partially offset by lower cost of sales before amortisation and depreciation and lower sustaining capital expenditure.

Total all-in cost increased by 8 per cent from R662,973 per
kilogram (US$1,557 per ounce) for the six months ended 30 June
2017 to R715,373 per kilogram (US$1,816 per ounce) for the six months ended 30 June 2018 due to the same reasons as for all-in-

Gold Fields 2018 H1 RESULTS

sustaining costs as well as higher non-sustaining capital
expenditure.

The steady but marginal improvement in performance remains
below requirements and expectations. Management have initiated an organisational restructuring process, with specific focus on aligning organisational structures and costs to the current level of output. This intervention is planned to reposition the business to succeed, reinforce and embed accountability and delivery and build a high performance culture. This process is expected to impact on the remainder of the year’s output and costs, the effect of which cannot be quantified at this time.
West Africa region
Ghana
Tarkwa
Six months ended
June
2018
June
2017
Gold produced
000’oz
264.4
281.5
Gold sold
000’oz
264.4
281.5
Yield g/t
1.19
1.28
AISC and AIC
US$/oz
954
989

Gold production decreased by 6 per cent from 281,500 ounces for the six months ended 30 June 2017 to 264,400 ounces for the six months ended 30 June 2018 mainly due to lower yield as a result of lower grade ore mined and feed of low grade ore from stockpiles in accordance with the schedule.

Total tonnes mined, including capital stripping, decreased by 15 per cent from 53.3 million tonnes for the six months ended 30 June
2017 to 45.2 million tonnes for the six months ended 30 June 2018 due to lower planned tonnes in accordance with a re-optimised life of mine plan that will see the mine maintain an average of at least
500,000 ounces per annum at all in costs of between US$900 per ounce and US$950 per ounce. Ore tonnes mined decreased by
16 per cent from 8.0 million tonnes to 6.7 million tonnes.
Operational waste tonnes mined decreased by 45 per cent from
19.6 million tonnes to 10.8 million tonnes due to the decision to reduce annual mining volumes from 100 million tonnes to 87 million tonnes as well as focusing on capital waste stripping in line with the plan. Capital waste tonnes mined increased by 8 per cent from
25.7 million tonnes to 27.7 million tonnes. Head grade mined decreased by 4 per cent from 1.34 grams per tonne to 1.29 grams per tonne due to suspension of mining at the relatively high grade zone of the Underlap pit. Mining operations at the Underlap pit has resumed. The strip ratio was similar at 5.7.

The CIL plant throughput increased marginally from 6.85 million tonnes for the six months ended 30 June 2017 to 6.88 million tonnes for the six months ended 30 June 2018. Realised yield from the CIL plant decreased by 7 per cent from 1.28 grams per tonne to 1.19 grams per tonne due to lower ore mined and feed to the plant.

Cost of sales before amortisation and depreciation, decreased by
5 per cent from US$158 million for the six months ended 30 June
2017 to US$150 million for the six months ended 30 June 2018 as a result of lower tonnes mined, partially offset by a higher gold-in-
process charge. The US$11 million drawdown of stockpiles for the six months ended 30 June 2018 compared with a build-up of
US$15 million for the six months ended 30 June 2017. In 2017, higher volumes were mined and stockpiled. These stockpiles were drawn down during the six months to 30 June 2018 and further drawdowns are planned for the remainder of 2018 with focus on capital waste stripping and lower ore tonnes mined. At the end of
June 2018, 4.8 million tonnes at 0.86 grams per tonne remained on the ROM stockpile and 4.3 million tonnes at 0.64 grams per tonne on the low grade stockpile.

Capital expenditure decreased by 13 per cent from US$97 million to US$84 million mainly due to lower capital expenditure on mining equipment and components as a result of the transition to contract mining. Capital expenditure on mining equipment and
components of US$22 million for the six months ended 30 June
2017 compared with US$5 million for the six months ended 30
June 2018.

All-in sustaining costs and total all-in cost decreased by 4 per cent from US$989 per ounce for the six months ended 30 June 2017 to
US$954 per ounce for the six months ended 30 June 2018 due to lower cost of sales before amortisation and depreciation and lower capital expenditure, partially offset by lower gold sold.

Damang
Six months ended
June
2018
June
2017
Gold produced
000’oz
89.5
76.9
Gold sold
000’oz
89.5
76.9
Yield g/t
1.29
1.04
AISC
US$/oz
829
1,017
AIC US$/oz
1,585
1,702

Gold production increased by 16 per cent from 76,900 ounces for the six months ended 30 June 2017 to 89,500 ounces for the six months ended 30 June 2018 mainly due to higher grade material mined and processed.

Total tonnes mined, including capital stripping, increased by 26 per cent from 19.0 million tonnes for the six months ended 30 June
2017 to 23.9 million tonnes for the six months ended 30 June 2018 due to the acceleration of the Damang reinvestment project in line with the 2018 operational plan.

Ore tonnes mined increased by 6 per cent from 1.7 million tonnes to 1.8 million tonnes. Operational waste tonnes mined increased by 26 per cent from 2.7 million tonnes to 3.4 million tonnes due to the acceleration of the Damang reinvestment project. Total capital waste tonnes increased by 28 per cent from 14.6 million tonnes to
18.7 million tonnes. Capital waste of 4.4 million tonnes was mined at Amoanda pit and 14.3 million tonnes at the Damang complex for the six months ended 30 June 2018. This compared with 8.3 million tonnes mined at Amoanda pit, 5.6 million tonnes at the
Damang complex and 0.6 million tonnes at Lima South pit for the six months ended 30 June 2017. Head grade mined increased by
44 per cent from 1.24 grams per tonne to 1.79 grams per tonne in line with the 2018 operational plan with higher grade ore from the
Amoanda pits. The strip ratio increased from 10.4 to 12.7 due to the accelerated mining of the Damang reinvestment project
resulting in higher capital waste stripped.

Tonnes processed decreased by 6 per cent from 2.29 million
tonnes for the six months ended 30 June 2017 to 2.16 million tonnes for the six months ended 30 June 2018 as a result of higher percentage oxide material fed in the six months ended 30 June
2017 compared with the six months ended 30 June 2018. Yield
increased by 24 per cent from 1.04 grams per tonne to 1.29 grams per tonne due to higher mined grade material treated from
Amoanda pit. For the six months ended 30 June 2018, tonnes
milled were sourced as follow: 1.52 million tonnes at 1.75 grams per tonne from the pits, 0.64 million tonnes at 0.63 grams per tonne from stockpiles. This compared with 0.98 million tonnes at 1.40 grams per tonne from the pits, 0.37 million tonnes at 0.97 grams per tonne from Abosso tailings and 0.95 million tonnes at 0.66

Gold Fields 2018 H1 RESULTS
grams per tonne from stockpiles for the six months ended 30 June
2017.

Cost of sales before amortisation and depreciation, increased by
5 per cent from US$60 million to US$63 million mainly due to US$7 million increase in cost of sales before gold inventory change and amortisation and depreciation as a result of higher operating tonnes mined, partially offset by gold-in-process credit to cost of
US$5 million for the six months ended 30 June 2018 compared
with US$1 million for the six months ended 30 June 2017.

Capital expenditure increased by 9 per cent from US$67 million to
US$73 million, with US$61 million spent on capital waste stripping and the balance of US$12 million spent on engineering projects,
Amoanda Phase 2 infill drilling and construction of the Far East
Tailings Storage Facility (FETSF).

Sustaining capital expenditure decreased by 50 per cent from
US$14 million to US$7 million mainly due to timing of expenditure.

Non-sustaining capital expenditure increased by 25 per cent from
US$53 million to US$66 million mainly due to acceleration of
Damang investment project.

All-in sustaining costs decreased by 18 per cent from US$1,017 per ounce for the six months ended 30 June 2017 to US$829 per ounce for the six months ended 30 June 2018 due to higher gold sold and lower sustaining capital, partially offset by higher cost of sales before amortisation and depreciation.

All-in costs decreased by 7 per cent from US$1,702 per ounce for the six months ended 30 June 2017 to US$1,585 per ounce for the six months ended 30 June 2018 due to the same reasons above, as well as higher non-sustaining capital expenditure.
South America region
Peru
Cerro Corona
Six months ended
June
2018
June
2017
Gold produced
000’oz
60.8
69.9
Copper produced
tonnes
14,678
14,431
Total equivalent gold produced 000’eq oz
137.6
137.0
Total equivalent gold sold
000’eq oz
131.7
135.7
Yield
– gold
g/t
0.59
0.66
– copper
per cent
0.46
0.44
– combined
eq
g/t
1.29
1.24
AISC and AIC
US$/oz
197
253
AISC and AIC
US$/eq oz
737
677
Gold price*
US$/oz
1,321
1,234
Copper price*
US$/t
6,929
5,731
*
Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production decreased by 13 per cent from 69,900 ounces for the six months ended 30 June 2017 to 60,800 ounces for the six months ended 30 June 2018 due to mining of lower grade zones in line with the mining sequence. Copper production increased by
2 per cent from 14,431 tonnes to 14,678 tonnes. Equivalent gold production increased marginally from 137,000 ounces to 137,600 ounces. Gold head grade decreased from 0.95 grams per tonne to
0.85 grams per tonne due to mining of lower grade zones in line with the mining sequence and copper head grade increased from
0.50 per cent to 0.52 per cent. Gold recoveries decreased slightly from 69.7 per cent to 69.5 per cent mainly due to the reduction of the Au head grade during the six months ended 30 June 2018.
Copper recoveries decreased from 88.4 per cent to 87.6 per cent.
Gold yield decreased from 0.66 grams per tonne to 0.59 grams per tonne due to lower grades mined and copper yield increased from
0.44 per cent to 0.46 per cent.

For the six months ended 30 June 2018, concentrate with a
payable content of 56,567 ounces of gold was sold at an average price of US$1,310 per ounce and 14,181 tonnes of copper was
sold at an average price of US$6,217 per tonne, net of treatment and refining charges. This compared with 70,156 ounces of gold that was sold at an average price of US$1,239 per ounce and
14,138 tonnes of copper that was sold at an average price of
US$5,119 per tonne, net of treatment and refining charges, for the six months ended 30 June 2017. Total equivalent gold sales
decreased by 3 per cent from 135,700 ounces for the six months ended 30 June 2017 to 131,700 ounces for the six months ended
30 June 2018 mainly due to lower gold sold resulting from lower gold production as explained above.

Total tonnes mined increased by 52 per cent from 7.31 million tonnes for the six months ended 30 June 2017 to 11.09 million tonnes for the six months ended 30 June 2018 in line with the mine sequencing. Ore mined decreased by 7 per cent from 3.53 million tonnes to 3.29 million tonnes. Waste tonnes mined increased by
106 per cent from 3.78 million tonnes to 7.79 million tonnes mainly due to the new mine sequence resulting from the expansion of the life of mine to 2030. The strip ratio increased from 1.07 to 2.37.

Ore processed decreased by 3 per cent from 3.44 million tonnes for the six months ended 30 June 2017 to 3.33 million tonnes for the six months ended 30 June 2018 mainly due to lower plant
throughput (799 tonnes per hour for the six months ended 30 June
2018 versus 810 tonnes per hour for the six months ended 30 June
2017) resulting from higher ore hardness.

Cost of sales before amortisation and depreciation, increased by
11 per cent from US$70 million for the six months ended 30 June
2017 to US$78 million for the six months ended 30 June 2018. The higher cost was mainly due higher waste tonnes mined in line with the 2018 plan.

Capital expenditure decreased by 17 per cent from US$12 million to US$10 million mainly due to delayed construction activities at the tailings dam as a result of more severe rainy season during the six months ended 30 June 2018.

All-in sustaining costs and total all-in cost decreased by 22 per cent from US$253 per ounce for the six months ended 30 June
2017 to US$197 per ounce for the six months ended 30 June 2018.
This was mainly due to higher copper by-product credits and lower capital expenditure, partially offset by higher cost of sales before amortisation and depreciation and lower gold sold. All-in
sustaining costs and total all-in costs per equivalent ounce increased by 9 per cent from US$677 per equivalent ounce to
US$737 per equivalent ounce due to higher cost of sales before amortisation and depreciation and lower equivalent ounces sold, partially offset by lower capital expenditure.

Gold Fields 2018 H1 RESULTS

Australia region
St Ives
Six months ended
June
2018
June
2017
Gold produced
000’oz
189.8
184.1
Gold sold
000’oz
190.2
184.1
Yield
– underground
g/t
4.16
4.21
–surface
g/t
2.61
2.60
–combined
g/t
2.82
2.81
AISC and AIC
A$/oz
988
1,184
US$/oz
763
891

Gold production increased by 3 per cent from 184,100 ounces for the six months ended 30 June 2017 to 189,800 ounces for the six months ended 30 June 2018 due to higher volumes processed.

Total tonnes mined decreased by 39 per cent from 21.4 million tonnes for the six months ended 30 June 2017 to 13.1 million tonnes for the six months ended 30 June 2018 with tonnes mined at Invincible open pit decreasing by 5.2 million tonnes and Neptune open pit decreasing by 3.1 million tonnes in line with the
operational plan.

At the underground operations, ore mined increased by 11 per cent from 0.28 million tonnes for the six months ended 30 June 2017 to
0.31 million tonnes for the six months ended 30 June 2018. This was due to the commencement of stope ore mining at the
Invincible underground mine. Total underground grade mined
increased by 1 per cent from 4.47 grams per tonne to 4.53 grams per tonne.

At the open pit operations, total ore tonnes mined increased by 53 per cent from 1.67 million tonnes for the six months ended 30 June
2017 to 2.56 million tonnes for the six months ended 30 June 2018.
Grade mined decreased by 3 per cent from 2.98 grams per tonne to 2.90 grams per tonne. The increased ore mined was due to
Neptune open pit operating at full production capacity during the six months ended 30 June 2018 compared with mainly pre-strip activities being performed during the six months ended 30 June
2017.

Operational waste tonnes mined increased by 30 per cent from
3.26 million tonnes for the six months ended 30 June 2017 to 4.25 million tonnes for the six months ended 30 June 2018. Capital waste tonnes mined decreased by 63 per cent from 16.2 million tonnes to 6.0 million tonnes due to Neptune moving into a primary production phase compared with primarily pre-stripping in the six months ended 30 June 2017. The strip ratio decreased from 11.7 to 4.0. Total material movement was 39 per cent lower in line with the mine plan with the mining contractor at Neptune demobilising to reflect the lower levels of open pit mining activity as the
Invincible open pit comes to an end. The Neptune and Invincible pits are planned to be mined using the existing owner mining fleet.

At the consolidated St Ives mine, ounces mined increased by 41 per cent from 200,600 ounces for the six months ended 30 June
2017 to 283,500 ounces for the six months ended 30 June 2018.
By 30 June 2018, Neptune high-grade oxide material stockpiled amounted to 77,600 ounces (1,142,000 tonnes at 2.34 grams per tonne), Invincible amounted to 44,500 ounces (375,000 tonnes at
2.81 grams per tonne) and A5 amounted to 7,900 ounces (174,000 tonnes at 1.46 grams per tonne). This compared with the 30 June
2017 stockpiles at Neptune of 21,400 ounces (523,000 tonnes at
0.71 grams per tonne), Invincible of 3,700 ounces (39,000 tonnes at 4.78 grams per tonne) and A5 of 7,900 ounces (174,000 tonnes at 1.46 grams per tonne Currently, Lefroy mill can only sustain a
25 per cent oxide material blend, thus constraining the processing of Neptune ore.
Throughput at the Lefroy mill increased by 2 per cent from 2.04 million tonnes for the six months ended 30 June 2017 to 2.09 million tonnes for the six months ended 30 June 2018. Yield
increased marginally from 2.81 grams per tonne to 2.82 grams per tonne.

Cost of sales before amortisation and depreciation, decreased by
8 per cent from A$111 million (US$83 million) for the six months ended 30 June 2017 to A$102 million (US$78 million) for the six months ended 30 June 2018. The lower cost of sales before
amortisation and depreciation were mainly due to a higher gold inventory credit of A$36 million (US$28 million) for the six months ended 30 June 2018 compared with A$2 million (US$2 million) for the six months ended 30 June 2017. The higher gold inventory credit was due to the increased value of stockpiled material. The impact of the higher gold inventory credit on cost of sales before amortisation and depreciation was partially offset by a A$18 million
(US$14 million) increase in mining costs, due to higher volumes of ore and operating waste mined, a A$2 million (US$1 million)
increase in surface cartage costs and a A$3 million (US$2 million)
increase in processing costs.

Capital expenditure decreased by 22 per cent from A$95 million
(US$72 million) for the six months ended 30 June 2017 to A$74 million (US$57 million) for the six months ended 30 June 2018 due to lower capital waste tonnes mined in the open pits.

All-in sustaining costs and total all-in cost decreased by 17 per cent from A$1,184 per ounce (US$891 per ounce) for the six
months ended 30 June 2017 to A$988 per ounce (US$763 per
ounce) for the six months ended 30 June 2018 mainly due to higher gold sold, lower cost of sales before amortisation and depreciation and lower capital expenditure.

Agnew/Lawlers
Six months ended
June
2018
June
2017
Gold produced
000’oz
115.4
115.5
Gold sold
000’oz
116.9
115.5
Yield
g/t
6.11
5.75
AISC and AIC
A$/oz
1,393
1,275
US$/oz
1,075
960

Gold production decreased marginally from 115,500 ounces for the six months ended 30 June 2017 to 115,400 ounces for the six months ended 30 June 2018.

Ore mined from underground increased by 9 per cent from 568,000 tonnes for the six months ended 30 June 2017 to 616,600 tonnes for the six months ended 30 June 2018 with increased production from the New Holland mine. Ore mined from Waroonga decreased by 1 per cent from 320,000 tonnes at 7.58 grams per tonne to
315,400 tonnes at 8.62 grams per tonne. At New Holland, ore
mined increased by 21 per cent from 248,000 tonnes at 5.56 grams per tonne to 301,200 tonnes at 3.78 grams per tonne with lower grade bulk stopes at Sheba replacing higher grade areas in
Cinderella. Head grade mined decreased by 7 per cent from 6.70 grams per tonne to 6.26 grams per tonne mainly due to lower
grades mined at New Holland. In the six months ended 30 June
2018 tonnes ounces mined were sourced as follows: 87,400
ounces from Waroonga (315,000 tonnes at 8.6 grams per tonne)
and 36,600 ounces from New Holland (301,000 tonnes at 3.8
grams per tonne). This compared with 78,000 ounces from
Waroonga (320,000 tonnes at 7.6 grams per tonne) and 44,4000 ounces from New Holland (248,000 tonnes at 5.6 grams per tonne)
in the six months ended 30 June 2017.

Gold Fields 2018 H1 RESULTS
Tonnes processed decreased by 6 per cent from 624,300 tonnes for the six months ended 30 June 2017 to 587,800 tonnes for the six months ended 30 June 2018 due to an extended maintenance shutdown during the March quarter. The combined yield increased by 6 per cent from 5.75 grams per tonne to 6.11 grams per tonne mainly due to high grade ore mined late in June 2017 not being processed until July and the preferential treatment of high grade ore in the six months ended 30 June 2018 with more ore mined than processed.

Cost of sales before amortisation and depreciation, increased by
8 per cent from A$102 million (US$76 million) for the six months ended 30 June 2017 to A$110 million (US$85 million) for the six months ended 30 June 2018 mainly due higher processing costs associated with the extended shutdown in the March quarter and a gold-in-process charge to cost of A$5 million (US$4 million) for the six months ended 30 June 2018 compared with a credit of A$nil million (US$nil million) for the six months ended 30 June 2017. The charge to cost in the six months to 30 June 2018 was primarily due to a decrease in the average cost of stockpiled ore and gold-in-
circuit.

Capital expenditure increased by 21 per cent from A$38 million
(US$29 million) for the six months ended 30 June 2017 to A$46 million (US$35 million) for the six months ended 30 June 2018.
Capital expenditure was higher than the previous year due to an increase in decline development at Waroonga including
development to the Waroonga North ore body.

All-in sustaining costs and total all-in cost increased by 9 per cent from A$1,275 per ounce (US$960 per ounce) for the six months ended 30 June 2017 to A$1,393 per ounce (US$1,075 per ounce)
for the six months ended 30 June 2018 due to higher cost of sales before amortisation and depreciation and higher capital
expenditure, partially offset by increased gold sold.

Granny Smith
Six months ended
June
2018
June
2017
Gold produced 000’oz 137.2 144.7
Gold sold 000’oz 137.3 144.7
Yield g/t 5.11 5.12
AISC and AIC A$/oz 1,219 1,110
US$/oz 942 835

Gold production decreased by 5 per cent from 144,700 ounces for the six months ended 30 June 2017 to 137,200 ounces for the six months ended 30 June 2018 due to decreased tonnes mined and
processed, in line with the plan.

Ore mined from underground decreased by 4 per cent from
867,000 tonnes to 832,300 tonnes due to additional waste
movement and increased depth of mining. Head grade mined
increased by 1 per cent from 5.41 grams per tonne for the six months ended 30 June 2017 to 5.47 grams per tonne for the six months ended 30 June 2018.

Tonnes processed decreased by 5 per cent from 879,200 tonnes for the six months ended 30 June 2017 to 835,700 tonnes for the six months ended 30 June 2018 due to the reduction in ore mined and the timing of the campaign milling in the respective periods.
Yield decreased marginally from 5.12 grams per tonne to 5.11 grams per tonne.

Cost of sales before amortisation and depreciation, decreased by
1 per cent from A$106 million (US$80 million) to A$105 million
(US$81 million) mainly due to a gold inventory charge of A$nil million (US$nil million) for the six months ended 30 June 2018 compared with A$3 million (US$2 million) for the six months ended
30 June 2017.

Capital expenditure increased by 15 per cent from A$47 million
(US$35 million) for the six months ended 30 June 2017 to A$54 million (US$42 million) for the six months ended 30 June 2018 due to more capital development being incurred to open up the lower levels at the Wallaby mine.

All-in sustaining costs and total all-in cost increased by 10 per cent from A$1,110 per ounce (US$835 per ounce) for the six months ended 30 June 2017 to A$1,219 per ounce (US$942 per ounce) for the six months ended 30 June 2018 mainly due to higher capital expenditure and lower gold sold, partially offset by lower cost of sales before amortisation and depreciation.
Corporate
Cash dividend
In line with the Company’s dividend policy to pay out a dividend of between 25 and 35 per cent of its profit, the Board has approved and declared an interim dividend number 87 of 20 SA cents per ordinary share (gross) in respect of the six months ended 30 June
2018. This translates to 31 per cent of normalised profit. The interim dividend will be subject to the Dividend Withholding Tax of
20 per cent. In accordance with paragraphs 11.17(a) (i) and
11.17(c) of the JSE Listings Requirements, the following additional information is disclosed:
·  The dividend has been declared out of income reserves;
·  The gross local dividend amount is 20 SA cents per ordinary share for shareholders exempt from dividends tax;
·  The Dividend Withholding Tax of 20 per cent (twenty per
   centum) will be applicable to this dividend;
·  The net local dividend amount is 16,000 SA cents per ordinary share for shareholders liable to pay the dividends tax;
·  Gold Fields currently has 821,532,707 ordinary shares in issue;
   and
·  Gold Fields’ income tax number is 9160035607.

Shareholders are advised of the following dates in respect of the final dividend:
·  Interim dividend number 87: 20 SA cents per share
·  Last date to trade cum-dividend: Tuesday, 4 September 2018
·  Sterling and US dollar conversion date: Wednesday,
   5 September 2018
·  Shares commence trading ex-dividend: Wednesday,
   5 September 2018
·  Record date: Friday, 7 September 2018
·  Payment of dividend: Monday, 10 September 2018

Share certificates may not be dematerialised or rematerialised between: Wednesday, 5 September 2018 and: Friday,
7 September 2018, both dates inclusive.
Ghana
The Ghana Chamber of Mines received a letter from the
Government of Ghana dated 31 July 2018 indicating that the
Government intended to exercise its right of pre-emption regarding minerals “raised, won and obtained in Ghana and from any area covered by territorial waters, the exclusive economic zone or the continental shelf and products derived from the refining or
treatment of these minerals” in accordance with section 7 of the
Minerals and Mining Act, 2006 (Act 703). In this regard, the Letter stated that the Government intended to purchase up to 30 per cent of gold mined in Ghana from all mining companies and requested the Chamber to inform its members, including Gold Fields, of the
Government’s decision and be prepared to engage with the

Gold Fields 2018 H1 RESULTS

Ministry to finalise measures to ensure implementation by
1 November 2018.

The Chamber on behalf of its Members has engaged and will
continue to do so to obtain further information on this decision.
Discussions are ongoing.

Mining charter
On 17 June 2018, the Department of Mineral Resources (DMR)
published the draft Mining Charter 2018. Parties were given 30 days to respond to the draft at the time. The South African
Minerals Council (formerly the Chamber of Mines), of which Gold
Fields is a member, is representing the mining industry in the negotiations with the DMR and stakeholders on the draft Mining
Charter 2018. The Minerals Council recognises that the draft
Mining Charter 2018 is an improvement of the 2017 Mining Charter however believes that much more work is required to create a
Mining Charter that promotes competitiveness, investment,
growth and transformation for the growth and prosperity of South
Africa.

At a Mining Charter Summit organised by the DMR and held on 7 and 8 July 2018, the Mineral Resources Minister, Gwede
Mantashe, noted that ongoing engagement between stakeholders was essential especially with the Minerals Council and mining-
affected communities. The Minister announced an extended
comment and consultation process until the end of August 2018 and noted the draft Mining Charter 2018 was only likely to come into effect in November 2018.

Gold Fields supports the approach by the Minerals Council to continue to engage the DMR and other stakeholders and the need by all parties to improve the competitiveness of the industry to ensure investment, growth and the transformation of the mining sector.
Outlook for 2018

Attributable equivalent gold production for the Group for 2018 is expected to be on track with original guidance given in February, with the inclusion of Asanko. AISC is expected to be between
US$990 per ounce and US$1,010 per ounce and AIC is planned to be between US$1,190 per ounce and US$1,210 per ounce, both
as previously guided.

The South Deep production guidance factored into the Group
production guidance is unchanged from the 7,600kg provided in
April 2018 (with Q1 2018 results). However, given the potential volatility related to the proposed restructuring, there is an increased level of uncertainty with this forecast.

Capital expenditure for the Group for 2018 is forecast at US$854 million, which is higher than the guidance of US$835 million, mainly due to increased expenditure at the Damang reinvestment project and the Gruyere project.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on page 5.

Gold Fields 2018 H1 RESULTS
Reviewed condensed consolidated interim financial
statements

Notes to the condensed consolidated financial
statements

Basis of preparation
The reviewed condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting
Standard, (IAS) 34
Interim Financial Reporting
, the SAICA Financial
Reporting Guides as issued by the Accounting Practices
Committee and Financial Pronouncements as issued by Financial
Reporting Standards Council and the requirements of the
Companies Act of South Africa.

The accounting policies applied in the preparation of these interim financial statements are in terms of International Financial
Reporting Standards and are consistent with those applied in the previous annual financial statements except for the adoption of
IFRS 9
Financial Instruments
(IFRS 9) and IFRS 15
Revenue from Contracts with Customers(IFRS 15).

Auditor’s review
The condensed consolidated interim financial statements of Gold
Fields Limited for the period ended 30 June 2018 have been
reviewed by the company’s auditor, KPMG Inc.

The auditor’s report does not necessarily report on all of the information contained in this media release. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should refer to page 39 of the media release for a copy of the auditor’s report.
Changes in significant accounting policies Correction of methodology
The group adopted IFRS 15 and IFRS 9 with effect from 1 January
2018.

IFRS 15
This IFRS introduces a new revenue recognition model for
contracts with customers and establishes a comprehensive
framework for determining whether, how much and when revenue is recognised.

The Group assessed the impact of adopting IFRS 15 and
determined the impact as follows:
·  Revenue will be recognised when the customer takes control of the gold, copper and silver. The timing of recognition of revenue will no longer be when risks and rewards of ownership pass to the customer; and
·  The change in timing of revenue recognition will result in revenue at the South African and Australian operations being recognised on settlement date (date when control passes) and not contract date (previous date when risks and rewards of ownership passed). There is no change to the revenue
   recognition at any of the other operations given that the date of control is the same date as when risks and rewards of
   ownership pass. The change in timing of revenue recognition for the South African and Australian operations is that revenue will be recognised approximately two days later than it was previously recognised.

The Group has adopted IFRS 15 using the cumulative effect
method (without practical expedients), with the effect of initially applying this standard at the date of initial application (i.e. 1
January 2018). Accordingly, the information presented for prior periods has not been restated. The impact on opening retained earnings has been disclosed in the statement of changes in equity
(this had no impact on the non-controlling interest).

There was no material impact on the Group interim income
statement and statements of financial position and cash flows for the six month period ended 30 June 2018.
IFRS 9
This IFRS sets out requirements for recognising and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39
Financial
Instruments: Recognition and Measurement
.

This IFRS contains a new classification and measurement
approach for financial assets that reflects the business model in which the assets are managed and their cash flow characteristics.
The three principal classification categories for financial assets are:
amortised cost, fair value through profit or loss (FVTPL) and fair value through other comprehensive income (FVOCI).

The new classification does not have a significant impact on the
Group accounting for financial assets. The Group’s available-for-
sale financial assets will be designated as FVOCI.

Given the historically low risk of impairment in respect of
receivables and the nature of receivables, the change from the
“incurred loss” model to the “expected credit loss” model did not have an impact on the measurement of financial assets.

There was no material impact on the Group interim income
statement and statements of financial position and cash flows for the six month period ended 30 June 2018.
During the year ended 31 December 2017, the Group corrected
the amortisation methodology for the mineral rights asset at the
Australian operations to reduce the level of estimation required in calculating amortisation. Prior to the correction of the
methodology, the total mineral rights asset capitalised at the
Australian operation was depreciated on a units-of-production basis over a useful life that exceeded proved and probable
reserves. The amortisation estimation methodology was corrected in order to divide the total mineral rights asset capitalised at the respective operations into a depreciable and a non-depreciable component. The mineral rights are initially capitalised to the mineral rights asset as a non-depreciable component. The
depreciable component is amortised over the estimated proved and probable ore reserves on a units-of-production method.

As a result of this correction of the methodology, management identified an understatement of the amortisation and depreciation charge relating to prior periods as set out in note 40 to the 31
December 2017 financial statements.

The 30 June 2017 results as published, have been accordingly restated to reflect the impact of the correction of the amortisation methodology.
United States Dollars
Six months ended
As previously
reported
Adjustments
As
restated

Amortisation and
depreciation
321.9
2.9
324.8
Mining and income
taxation
63.3
0.9
62.4

Gold Fields 2018 H1 RESULTS

Credit facilities successfully refinanced
R1,500 million Nedbank revolving credit facility
On 13 April 2018, Gold Fields Operations Limited and GFI Joint
Venture Holdings (Proprietary) Limited entered into a R1,500 million revolving credit facility with Nedbank Limited which became available on 8 May 2018. The purpose of this facility was to fund (i)
capital expenditure of the Gold Fields group, and (ii) general corporate and working capital requirements of the Gold Fields group. The final maturity date of this facility is five years from the financial close date, namely 8 May 2023.
On 12 June 2017, Gold Fields Ghana Limited and Abosso
Goldfields Limited (as Borrowers) entered into a US$100 million senior secured revolving credit facility with the Standard Bank of
South Africa Limited (acting through its Isle of Man branch) (as
Original Lender and Agent) and Stanbic Ghana Limited (as Security
Agent) which became available on 17 July 2017. The purpose of this facility was (i) to refinance the outstanding balance of US$45 million under the US$70 million senior secured revolving credit facility (which matured on 17 July 2017); (ii) to finance working capital requirements; (iii) for general corporate purposes; and (iv)
for capital expenditure purposes of each borrower. The final maturity date of this facility is three years from the financial close date, namely 17 July 2020. On 22 March 2018, the Borrowers, the
Original Lender and the Security Agent entered into an Amendment and Restatement Agreement to release any and all security
interests created in favour of the Security Agent (the Security). The effective date of the release of the Security was 22 March 2018.
Non-recurring items
Asset impairments and write-offs
Asset impairments and write-offs recognised by the Group during
2018 include:
South Deep
Impairment of R6.471 billion (US$482 million). The after tax impairment is R4.819 billion (US$359 million) in respect of the
South Deep cash-generating unit. The impairment calculation
is based on the 2018 life of mine plan using the following
assumptions:
o
Gold price of R525,000 per kilogram;
o
Resource price of US$17 per ounce at a Rand/Dollar
exchange rate of R13.44;
o
Resource ounces of 29.0 million ounces;
o
Life of mine: 77 years; and
o
Discount rate: 13.5 per cent nominal.
The impairment is due to a deferral of production. The
underperformance of the mine in 2018 and the resultant
knock-on impact has necessitated a further impairment of
South Deep. For the purpose of the impairment calculation, we have used a number equivalent to extrapolating the six months ended 30 June 2018 production for 2019 of 6,100kg (196koz).
The carrying value after impairment is R20.7bn (US$1.5bn).
The information underlying the impairment calculation may be subject to further adjustments in the future. These adjustments could be as a result of further information becoming available to management during Gold Fields’ production planning
processes.
Impairment of investments and assets
The impairment of US$20 million related to the impairment of FSE which was based on the fair value less cost of disposal of the investment which was directly derived from the market value of
Lepanto Consolidated Mining Company.

Restructuring costs
The restructuring costs of US$100 million comprised restructuring costs at Tarkwa of US$81 million with the transition to contractor mining as well as restructuring costs at Damang and South Deep of US$15 million and US$4 million, respectively.
Subsequent events
On 29 March 2018, the Group entered into certain definitive
agreements (the JV Transaction) with Asanko Gold Inc. (Asanko)
pursuant to which, among other things:
·  Gold Fields and Asanko will each own a 45 per cent interest in
   Asanko Gold Ghana Limited (AGGL), the Asanko subsidiary
   that currently owns the Asanko Gold Mine, with the
   Government of Ghana continuing to retain a 10 per cent free-
   carried interest in AGGL (the Joint Arrangement);
·  Gold Fields and Asanko will each own a 50 per cent interest in
   Adansi Gold Company Ghana Limited (Adansi Ghana), the
   Asanko subsidiary that currently owns a number of the
   Company’s exploration licenses; and
·  Gold Fields and Asanko will each acquire a 50 per cent interest in a newly formed entity (JV Finco).

On 20 June 2018, Gold Fields and Asanko received approval of the
JV Transaction from the Ghanaian Minister of Lands and Natural
Resources and the JV Transaction closed on 31 July 2018 once all conditions precedent were met.

In consideration for its interests in the Joint Arrangement, Gold
Fields:
·  ;contributed US$165.0 million, representing its initial US$164.9 million redeemable share investment in JV Finco, as well as its initial US$0.1 million equity investments in AGGL, Adansi
   Ghana and JV Finco, respectively; and
·  will contribute an additional US$20.0 million redeemable share investment to JV Finco based on an agreed Esaase
   development milestone, but in any event no later than
   31 December 2019.

In addition to the US$185.0 million investment described above,
Gold Fields purchased a 9.9 per cent interest in the common
shares of Asanko via a private placement on 4 April 2018. Gold
Fields purchased 22,354,657 common shares of the Company at
US$0.79 per common share, equal to the 5-day volume-weighted average price as of market close on 27 March 2018, for US$17.6 million.

The above transactions will be accounted for as follows from
31 July 2018:
·  Equity investments in AGGL, Adansi Ghana and JV Finco –
   these will be equity accounted in terms of the requirements of
   IAS 28
Investments in Associates and Joint Ventures given that
   these entities will be classified as joint ventures; and
·  Redeemable share investment in JV Finco – these will be
   accounted for as a financial asset in terms of the requirements of IFRS 9.

The investment in Asanko common shares – have been accounted for as a financial asset in terms of the requirements of IFRS 9.
Silicosis and tuberculosis class and individual actions
As previously disclosed, a consolidated application has been brought against several South African mining companies, including
Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application.

Gold Fields 2018 H1 RESULTS
On 3 May 2018, the Gold Working Group representing African
Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold
Fields, Harmony and Sibanye-Stillwater entered into a settlement agreement with the claimants in the silicosis and tuberculosis class action litigation.

The Settlement Agreement provides meaningful compensation to all eligible workers suffering from silicosis and/or tuberculosis who worked in these companies’ mines from 12 March 1965 to date.
This is the very first class action settlement of its kind in South
Africa.

The settlement is subject to certain suspensive conditions,
including the Settlement Agreement being approved by the South
Gauteng High Court. The parties’ respective legal teams are
working together to prepare the necessary paperwork in order that the Court may review the agreement and approve the process
whereby all interested and affected parties will be given notice of the settlement and an opportunity to comment and make
submissions before the Court considers issuing its final approval.

The parties believe the settlement represents a fair outcome for claimants and a sustainable outcome for the companies.

An effective date of the agreement will be set based on a date after court approval.

A new website – www.SilicosisSettlement.co.za and a Facebook page – www.facebook.com/silicosissettlement – have been
launched to assist former mineworkers and their dependents who may be entitled to compensation if they worked at one of the six gold-mining companies that have made provisions for a trust to pay mineworkers who contracted silicosis and/or TB at work.

In addition to the class action, an individual silicosis-related action has been instituted against Gold Fields and another mining
company. In February 2018, the defendants (including Gold Fields)
and the plaintiff entered into a confidential settlement agreement in full and final settlement of this matter.

Provision raised
As at 30 June 2017, as a result of the ongoing work of the Working
Group and engagements with affected stakeholders since 31
December 2016, Gold Fields provided an amount of US$30 million
(R390 million) in the statement of financial position for its share of a possible settlement of the class action claims and related costs.
The nominal value of this provision was US$40 million (R509
million).

Gold Fields believe that this remains a reasonable estimate of its share of the settlement of the class action claims and related costs.
This provision, of US$28 million (R378 million) at 30 June 2018 compares to the amount raised in June 2017 of US$30 million
(R390 million) in June 2017 and the decrease is due to a change in the timing of expected cash flows and the effect of translation offset by the effect of unwinding. The nominal value of this provision is US$38 million (R511 million).

The ultimate outcome of this matter remains uncertain, with a possible failure to fulfil all the suspensive conditions, including the
Settlement Agreement being approved by the South Gauteng High
Court. The provision is consequently subject to adjustment in the future.

South Deep tax dispute
During the September 2014 quarter, the South African Revenue
Service (“SARS”) issued a Finalisation of Audit Letter stating that
SARS has disallowed GFI Joint Venture Holdings (Pty) Ltd’s
(GFIJVH”) additional capital allowance claim.

The Group objected to SARS’ decision and vigorously defended its position. After no resolution was achieved during a Tax Court sitting in 2017, GFIJVH appealed to the High Court.

The Group is pleased to announce that on 30 May 2018 GFIJVH
and SARS entered into a confidential settlement agreement (as provided for in the Tax Administration Act) in full and final settlement of this matter. As a result of the settlement GFIJVH has recognised an additional R2,338 million (US$191 million) of capital allowance with a tax effect on this amount of R701 million (US$57 million).
Segment reporting
The net (loss)/profit per the income statement reconciles to the net
(loss)/profit in the segmental operating and financial results as follows:
2018
US$’m
Net loss (369.2)
– Operating segments
(68.6)
– Corporate and projects
(300.6)
2017
US$’m
Net profit 56.6
– Operating segments
143.7
– Corporate and projects
(87.1)

Additional notes include
·  Debt maturity ladder on page 22;
·  Reconciliation of headline earnings with net profit on
   page 23, and
·  Hedging/derivatives on page 24.
N.J. Holland
Chief Executive Officer
16 August 2018

Gold Fields 2018 H1 RESULTS

The financial statements are presented on a condensed consolidated basis
INCOME STATEMENT
United States Dollars
Six months ended
Figures are in millions unless otherwise stated
June
2018
(Reviewed)
June
2017
Restated
(Unaudited)
Revenue 1,350.7 1,304.5
Cost of sales (1,034.8) (1,002.3)
Cost of sales before amortisation and depreciation (687.9) (677.5)
– Cost of sales before gold inventory change and amortisation and depreciation (703.0) (698.2)
– Gold inventory change 15.1 20.7
– Amortisation and depreciation (346.9) (324.8)
Net interest expense (33.2) (31.8)
Share of results of equity accounted investees after taxation (6.0) (0.8)
Gain/(loss) on foreign exchange 2.8 (4.1)
Gain on financial instruments 23.9 7.3
Share-based payments (20.3) (11.4)
Long-term incentive plan (1.3) (3.3)
Other costs, net (29.6) (21.3)
Exploration and project expenses (56.1) (47.1)
Profit before royalties, taxation and non-recurring items 196.1 189.7
Non-recurring items (661.2) (38.1)
Profit before royalties and taxation (465.1) 151.6
Royalties
(33.3)
(29.9)
(Loss)/profit before taxation (498.4) 121.7
Mining and income taxation 129.2 (62.4)
– Normal taxation (73.9) (83.4)
– Deferred taxation 203.1 21.0
(Loss)/profit from continuing operations (369.2) 59.3
Loss from discontinued operations, net of tax – (2.7)
(Loss)/profit for the period (369.2) 56.6
Attributable to:
– Owners of the parent (366.6) 51.0
– Non-controlling interest (2.6) 5.6
Non-recurring items:
(Loss)/profit on sale of assets (53.1) 3.1
Restructuring costs (100.3) (2.3)
Silicosis provision adjusted/(raised) 3.0 (30.2)
Impairment of South Deep (481.5) –
Impairment of investments and assets (20.0) (7.0)
Loss on sale of inventory (8.9) –
Other (0.4) (1.7)
Total non-recurring items (661.2) (38.1)
Taxation on items above 166.6 11.2
Net non-recurring items after tax (494.6) (26.9)
(Loss)/profit from continuing operations attributable to owners of the parent
(366.6)
53.7
(Loss)/profit per share (cents) from continuing operations attributable to owners of the parent
(45)
7
Diluted (loss)/profit per share (cents) from continuing operations attributable to owners of the parent
(44)
7
Loss from discontinued operations attributable to owners of the parent
–
(2.7)
Loss per share (cents) from discontinued operations attributable to owners of the parent – –
Diluted loss per share (cents) from discontinued operations – –
Headline earnings from continuing operations attributable to owners of the parent 66.7 69.7
Headline earnings per share (cents) from continuing operations attributable to owners of the parent 8 8
Diluted headline earnings per share (cents) from continuing operations attributable to owners of the parent
8 8
Headline loss from discontinued operations attributable to owners of the parent –
(1.8)
Diluted headline loss per share (cents) from discontinued operations attributable to owners of the parent – –
Diluted headline loss per share (cents) from discontinued operations attributable to owners of the parent – –
Profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest – continuing operations
42.8 77.5
Profit per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest (cents) – continuing operations
5 9
Loss excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest – discontinued operations
– (2.6)
Loss per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest (cents) – discontinued operations
– –
US dollar/South African rand conversion rate
12.25 13.24
US dollar/Australian dollar conversion rate
0.77 0.75
Gold equivalent sold – managed continuing operations eq oz (000)
1,034 1,059
Gold equivalent sold – managed discontinued operation eq oz (000)
– 24
Gold equivalent price received US$/eq oz
1,306 1,232
Figures may not add as they are rounded independently.
The condensed consolidated financial statements for the six months ended 30 June 2018 have been prepared by the corporate accounting staff of Gold Fields Limited headed by
Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Paul Schmidt, the Group's Chief Financial Officer.

Gold Fields 2018 H1 RESULTS
STATEMENT OF COMPREHENSIVE INCOME
United States Dollars
Six months ended
Figures are in millions unless otherwise stated
June
2018
(Reviewed)
June
2017
Restated
(Unaudited)
Net (loss)/profit
(369.2)
56.6
Other comprehensive income, net of tax (158.9) 231.6
Marked to market valuation of listed investments* 8.8 1.6
Deferred taxation on marked to market valuation of listed investments* (1.5) –
Foreign currency translation adjustments
#
(166.2) 230.0
Total comprehensive income (528.1) 288.2
Attributable to:
– Owners of the parent (525.5) 282.6
– Non-controlling interest (2.6) 5.6
(528.1) 288.2
* Items that will not be reclassified to the income statement.
#I
Item can be subsequently reclassified to the income statement.
STATEMENT OF FINANCIAL POSITION
United States Dollars
Figures are in millions unless otherwise stated
June
2018
(Reviewed)
December
2017
(Audited)
Non-current assets 4,988.2                     5,505.7
Property, plant and equipment 4,266.9                     4,892.9
Goodwill – 76.6
Other non-current assets 190.9                        188.3
Investments 275.3                        275.9
Deferred taxation 255.1                          72.0
Current assets 1,069.6                     1,114.4
– Other current assets 571.5                        595.4
– Cash and deposits 498.1                        479.0
– Assets held for sale – 40.0
Total assets 6,057.8                    6,620.1
Total equity 2,857.0                     3,403.0
Non-current liabilities 2,217.6                     2,363.1
Deferred taxation 439.7                        453.9
Borrowings 1,463.0                     1,587.9
Environmental rehabilitation provisions 277.1                        281.5
Long-term employee benefits 2.3                               –
Other long-term provisions 35.5                          39.8
Current liabilities 983.2                        854.0
– Other current liabilities 554.8                        660.4
– Current portion of borrowings 428.4                        193.6
Total equity and liabilities 6,057.8                     6,620.1
US dollar/South African rand conversion rate 13.44                        12.58
US dollar/Australian dollar conversion rate 0.74                          0.77
Net debt 1,393.3                    1,302.5

Gold Fields 2018 H1 RESULTS

STATEMENT OF CHANGES IN EQUITY
United States Dollars
Figures are in millions unless otherwise stated
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance at 31 December 2017 (Audited)
3,622.5
(1,817.8)
1,471.1
127.2
3,403.0
Adjustment on initial application of IFRS I5 (net of tax)
–
–
(3.5)
–
(3.5)
Adjusted balance at 1 January 2018
3,622.5
(1,817.8)
1,467.6
127.2
3,399.5
Total comprehensive income
–
(158.9)
(366.6)
(2.6)
(528.1)
Loss for the period
–
–
(366.6)
(2.6)
(369.2)
Other comprehensive income
–
(158.9)
–
–
(158.9)
Dividends
declared
–
–
(34.7)
–
(34.7)
Share-based payments continuing operations
–
20.3
–
–
20.3
Balance as at 30 June 2018 (Reviewed)
3,622.5
(1,956.4)
1,066.3
124.6
2,857.0
United States Dollars
Figures are in millions unless otherwise stated
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance at 31 December 2016 restated (Audited)
3,622.5
(2,124.4)
1,552.6
122.6
3,173.3
Total comprehensive income
–
231.6
51.0
5.6
288.2
Profit for the period
–
–
51.0
5.6
56.6
Other comprehensive income
–
231.6
–
–
231.6
Dividends declared
–
–
(37.5)
(5.8)
(43.3)
Share-based payments continuing operations
–
11.4
–
–
11.4
Share-based payments discontinued
operation
–
0.3
–
–
0.3
Balance as at 30 June 2017 (Unaudited)
3,622.5
(1,881.1)
1,566.1
122.4
3,429.9
DEBT MATURITY LADDER (REVIEWED)
United States Dollars
Figures are in millions unless otherwise stated
31 Dec 2018
31 Dec 2019
1 Jan 2020 to
31 Dec 2025
Total
Uncommitted loan facilities
Rand million
1,650.0
–
–
1,650.0
US dollar million
–
–
–
–
Rand debt translated to dollar
122.8
–
–
122.8
Total (US$’m)
122.8
–
–
122.8
Committed loan facilities
US dollar million
–
380.0
2,156.3
2,536.3
Rand
million
–
–
2,500.0
2,500.0
A$
million
–
–
500.0
500.0
Rand debt translated to dollar
–
–
186.0
186.0
A$ debt translated to dollar
–
–
372.0
372.0
Total (US$’m)
–
380.0
3,094.3
3,094.3
Total (US$’m) – Uncommitted and committed loan facilities
–
380.0
3,094.3
3,217.1
Utilisation – Uncommitted loan facilities
Rand million
651.0
–
–
651.0
US dollar million
–
–
–
–
Rand debt translated to dollar
48.4
–
–
48.4
Total (US$’m)
48.4
–
–
48.4
Utilisation – Committed loan facilities (including US$ bond)
US dollar million
–
380.0
1,128.3
1,508.3
Rand million
–
–
–
–
A$ million
–
–
450.0
450.0
Rand debt translated to dollar
–
–
–
A$ debt translated to dollar
–
–
334.7
334.7
Total (US$’m)
–
380.0
1,463.0
1,843.0
Total (US$’m) – Utilisation – Uncommitted and committed loan facilities
48.4
380.0
1,463.0
1,891.4
Exchange rate: US$1 = R13.44 and US$1 = A$0.74 being the closing rates for six months ended 30 June 2018.

Gold Fields 2018 H1 RESULTS
STATEMENT OF CASH FLOWS
United States Dollars
Six months ended
Figures are in millions unless otherwise stated
June
2018
(Reviewed)
June
2017
Restated
(Unaudited)
Cash flows from operating activities 262.9 276.4
Profit before royalties, tax and non-recurring items 196.1 189.7
Non-recurring items (661.2) (38.1)
Amortisation and depreciation 346.9 324.8
Other non-cash items
#
563.5 27.5
South Deep BEE dividend (1.7) (1.5)
Payment of long-term incentive plan (17.8) (11.5)
Change in working capital 5.9 (25.3)
Royalties and taxation paid (168.8) (195.6)
Cash generated by continuing operations 262.9 270.0
Cash generated by discontinued operations
–
6.4
Dividends paid (34.7) (43.3)
Owners of the parent (34.7) (37.5)
Non-controlling interest holders
–
(5.8)
Cash flows from investing activities (319.6) (438.5)
Capital expenditure – additions (410.8) (382.6)
Capital expenditure – proceeds on disposal 76.6 20.7
Purchase of investments (17.6) (60.1)
Proceeds on disposal of assets held for sale 40.0 –
Environmental payments (7.8) (10.1)
Cash utilised in continuing operations (319.6) (432.1)
Cash utilised in discontinued operations
–
(6.4)
Cash flows from financing activities 115.1 160.6
Loans received 358.1 285.3
Loans repaid (243.0) (124.7)
Cash generated by continuing operations 115.1 160.6
Cash generated by discontinued operations
–
–
Net cash inflow/(outflow) 23.7 (44.8)
Net cash inflow/(outflow) from continuing operations 23.7 (44.8)
Net cash inflow from discontinued operations
–
–
Translation adjustment (4.6) 10.9
Cash at beginning of period
479.0
526.7
Cash at end of period 498.1 492.8
Cash flow for continuing operations from operating activities less net capital expenditure and environmental payments
(79.1) (102.0)
#
Includes impairment of South Deep (US$481.5 million) and impairment of investments and assets (US$20 million).
RECONCILIATION OF HEADLINE EARNINGS WITH NET (LOSS)/PROFIT
United States Dollars
Six months ended
Figures are in millions unless otherwise stated
June
2018
(Reviewed)
June
2017
Restated
(Unaudited)
Net (loss)/profit from continuing operations (366.6) 53.7
Loss/(profit) on sale of assets 53.1 (3.1)
Taxation effect on sale of assets (12.1) 1.1
Non-controlling interest effect on sale of assets
(2.6)
0.2
Impairment of South Deep 481.5
–
Impairment of investments and assets and other
43.3 26.4
Taxation on impairment of South Deep and investments and assets (129.9) (8.1)
Non-controlling interest effect on impairment of investments and assets
–
(0.5)
Headline earnings from continuing operations 66.7 69.7
Headline earnings per share – cents 8 8
Based on headline earnings as given above divided by 820,614,217 (June 2017 – 820,609,409) being the weighted average number of ordinary shares in issue.

Gold Fields 2018 H1 RESULTS

HEDGING/DERIVATIVES (REVIEWED)
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:
•   to protect cash flows at times of significant expenditure;
•   for specific debt servicing requirements; and
•   to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Derivative instruments*
Ghana – Oil hedge
In May 2017 and June 2017 fixed price ICE Gasoil cash settled swap transactions were entered into for a total of 125.8 million litres of diesel for the period June 2017 to December 2019 based on 50 per cent of usage over the specified period. The average swap price is
US$457 per metric tonne (equivalent to US$61.4 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.80 per barrel.

At the reporting date, the mark to market value on the hedge was positive US$12 million with a realised gain of US$3 million for the six months ended 30 June 2018.

Ghana – Gold hedge
In January 2018 and April 2018, a total of 488,900 ounces of the expected production for the Ghanaian region was hedged for the period
January 2018 to December 2018 using zero-cost collars. The average strike prices are US$1,300 per ounce on the floor and US$1,418 per ounce on the cap.

At the reporting date, the mark to market value on the hedge was positive US$10 million, with nothing realised as it moved within the band.
Australia – Oil hedge
In May 2017 and June 2017 fixed price Singapore 10ppm Gasoil cash settled swap transactions were entered into, for a total of 77.5 million litres of diesel for the period June 2017 to December 2019 based on 50 per cent of usage over the specified period. The average swap price is US$61.15 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.92 per barrel.

At the reporting date, the mark to market value on the hedge was positive A$10 million (US$7 million) with a realised gain of A$3 million
(US$2 million) for the six months ended 30 June 2018.

Australia – Gold hedge
In February 2018, Asian swaps# were entered into for the period June 2018 to December 2018 for a total of 221,000 ounces of gold. The average strike price on the swaps was A$1,714 per ounce.

In March 2018, zero cost collars were entered into for the period April 2018 to December 2018 for a total of 452,800 ounces of gold. The average strike prices are A$1,703 per ounce on the floor and US$1,767 per ounce on the cap.

At the reporting date, the mark to market value on the hedges was positive A$2 million (US$1 million) with a realised loss of A$1 million
(US$1 million) for the six months ended 30 June 2018.

Australia – Foreign exchange hedge
In May 2018, A$/US$ average rate forwards were entered into for a total notional of US$96 million for the period January 2019 to
December 2019 at an average strike rate of 0.7517.

At the reporting date, the mark to market value on the hedge was negative A$1 million (US$1 million).
South Africa – Gold hedge
In November 2017, zero cost collars were entered into for the period January 2018 – December 2018 for 63,996 ounces of gold.
The strike prices are R600,000 per kilogram on the floor and R665,621 per kilogram on the cap.

At the reporting date, the mark to market value on the hedge was positive R53 million (US$4 million) with a total realised gain of R70 million (US$6 million) for the six months ended 30 June 2018.
Peru – Copper hedge
In November 2017, zero-cost collars were entered into for the period January 2018 – December 2018. A total volume of 29,400 tonnes was hedged, at an average floor price of US$6,600 per tonne and an average cap price of US$7,431 per tonne.

At the reporting date the mark to market value on the hedges was positive US$1 million.
* Do not qualify for hedge accounting and are accounted for as derivative financial instruments in the income statement.
#
Asian swop is an option where the payoff is determined by the average monthly gold price over the option period.
All these derivative financial instruments are measured at fair value using available market contract values for each trading date’s settlement volume (Level 2).

Gold Fields 2018 H1 RESULTS
SEGMENTAL OPERATING AND FINANCIAL RESULTS
Figures are in millions
unless otherwise stated
United States Dollars
Total
Mine
Operations
Total
Mine
Continuing
Operations
South Africa
Region
West Africa
Region
South America
Region
Ghana Peru
South
Deep
Total Tarkwa Damang
Cerro
Corona
Operating Results (Unreviewed)
Ore milled/treated
Six months to June 2018
  Six months to Dec 2017
Six months to June 2017
16,686 16,686 800 9,040 6,884                2,156 3,330
(000 tonnes) 17,161 17,058 1,112 8,976 6,677                2,299 3,349
17,331 17,096 969 9,141 6,850                2,291 3,447
Yield
Six months to June 2018
  Six months to Dec 2017
Six months to June 2017
1.9 1.9 3.8 1.2 1.2                   1.3 1.3
(grams per tonne) 2.1 2.1 4.5 1.2 1.3                   0.9 1.6
1.9 1.9 3.8 1.2 1.3                   1.0 1.2
Gold produced
Six months to June 2018
  Six months to Dec 2017
Six months to June 2017
1,030.4 1,030.4 96.5 353.9 264.4                  89.5 137.6
(000 managed equivalent 1,148.9 1,134.2 162.0 351.5 284.9                  66.6 169.7
ounces) 1,083.6 1,059.1 119.3 358.5 281.5                  76.9 137.0
Gold sold
Six months to June 2018
  Six months to Dec 2017
Six months to June 2017
1,034.0 1,034.0 104.2 353.9 264.4                  89.5 131.7
(000 managed equivalent 1,157.0 1,142.3 161.6 351.5 284.9                  66.6 178.1
ounces) 1,083.2 1,058.8 120.2 358.5 281.5                  76.9 135.7
Gold price received
Six months to June 2018
  Six months to Dec 2017
Six months to June 2017
1,306 1,306 1,316 1,318 1,318                  1,315 1,228
(dollar per equivalent 1,276 1,276 1,273 1,279 1,280                  1,276 1,275
ounce) 1,232 1,232 1,233 1,232 1,230                  1,237 1,221
Cost of sales before gold
inventory change and
Six months to June 2018
  Six months to Dec 2017
Six months to June 2017
42 42 188
23
20                     32 23
amortisation and depreciation 43 43 136 26 26                     26 24
(dollar per tonne) 42 41 160 26 25                     27 21
All-in-sustaining costs
Six months to June 2018
  Six months to Dec 2017
Six months to June 2017
955 955 1,699
924
954                  829 197
(dollar per ounce) 918 913 1,205 919 891               1,038 165
973 960 1,521 995 989               1,017 253
Total all-in-cost
Six months to June 2018
  Six months to Dec 2017
Six months to June 2017
1,037 1,037 1,816 1,114 954               1,585 197
(dollar per ounce) 988 984 1,282 1,096 891               1,971 165
1,029
1,017
1,557 1,142 989               1,702 253
Financial Results ($ millions)
Revenue
Six months to June 2018#
  Six months to Dec 2017
Six months to June 2017
1,350.7 1,350.7 137.1 466.3 348.6               117.7 161.6
1,476.2 1,457.3 205.8 449.6 364.5                 85.1 227.1
1,334.6 1,304.5 148.3 441.5 346.3                 95.2 165.8
Cost of sales before
Six months to June 2018#
  Six months to Dec 2017
Six months to June 2017
(688.1)
(688.1) (153.6)
(212.9)
(150.2)               (62.7)
(77.6)
amortisation and (696.1)
(678.8) (153.9)
(210.5)
(148.3)               (62.2)
(84.1)
depreciation (707.9)
(678.1) (150.8)
(217.8)
(157.7)               (60.1)
(70.2)
Cost of sales before gold
Six months to June 2018#
  Six months to Dec 2017
Six months to June 2017
(703.2) (703.2) (150.7) (206.9) (138.9)               (68.0) (77.4)
inventory change and (744.0) (727.5) (150.7) (235.9) (175.8)               (60.1) (80.2)
amortisation and depreciation (728.2) (698.5) (155.5) (233.4) (172.2)               (61.2) (71.0)
– Gold inventory change
Six months to June 2018#
  Six months to Dec 2017
Six months to June 2017
15.1
15.1 (2.9)
(6.1)
(11.3)                   5.3
(0.1)
48.0
49.0 (3.2)
25.4
27.5                (2.1)
(3.9)
20.7
20.7 4.7
15.6
14.5                  1.1
0.8
Amortisation of mining assets
Six months to June 2018#
  Six months to Dec 2017
Six months to June 2017*
(344.9) (344.9) (27.9) (130.3) (85.1)               (45.2) (33.1)
(423.4) (421.5) (39.9) (129.0) (115.6)               (13.5) (73.4)
(325.3) (323.7) (34.3) (113.2) (104.4)                 (8.8) (57.4)
Net operating profit/(loss)
Six months to June 2018#
  Six months to Dec 2017
Six months to June 2017
317.6 317.6 (44.4) 123.1 113.2                   9.9 51.0
356.6
357.0 12.0 110.1 100.6                   9.4
69.6
301.6
302.8 (36.8)
110.6
84.2                 26.4
38.2
Other expenses
Six months to June 2018#
  Six months to Dec 2017
Six months to June 2017
(36.5)
(36.5) (10.4)
5.4
5.8                 (0.4)
(3.8)
(34.3)
(33.9) 0.9
(0.1)
3.4                 (3.5)
(14.4)
(57.3) (55.6) (8.8) (16.2) (12.6)               ;(3.6) (7.1)
Profit/(loss) before royalties
Six months to June 2018#
  Six months to Dec 2017
Six months to June 2017
281.1 281.1 (54.8) 128.4 119.0                    9.4 47.3
and taxation 322.3
323.1 12.9
110.0
104.1                    5.9
55.2
244.5
247.2 (45.6)
94.3
71.6                  22.7
31.1
Royalties, mining and
Six months to June 2018#
  Six months to Dec 2017
Six months to June 2017
53.2
53.2 149.8
(12.1)
(6.0)                 (6.1)
(24.9)
income taxation (145.7)
(138.7) (2.2)
(50.9)
(51.5)                  0.5
(28.7)
(93.3)
(93.6) 11.2 (31.7) (28.9)               (2.9)
(12.6)
– Normal taxation
Six months to June 2018#
  Six months to Dec 2017
Six months to June 2017
(28.3) (28.3) – (4.3) (4.3)                       – (23.8)
(159.1) (156.8) – (36.3) (36.3)                       – (28.9)
(43.7)
(43.7) –
(21.8)
(21.8)                       –
(21.9)
– Royalties
Six months to June 2018#
  Six months to Dec 2017
Six months to June 2017
(33.3)
(33.3) (0.6)
(15.6)
(11.6)                  (4.0)
(2.6)
(32.5) (32.1) (1.1) (13.8) (11.3)                  (2.6) (2.9)
(30.6)
(29.9) (0.7)
(13.2)
(10.4)                  (2.9)
(2.4)
– Deferred taxation
Six months to June 2018#
  Six months to Dec 2017
Six months to June 2017*
114.8 114.8 150.4 7.8 9.9                  (2.1) 1.6
46.0
50.3 (1.1) (0.8) (3.9)                  3.1
3.0
(19.0)
(20.0) 12.0
3.3
3.3                       –
11.7
Profit/(loss) before non-
Six months to June 2018#
  Six months to Dec 2017
Six months to June 2017
334.3 334.3 95.0 116.4 113.0                   3.3 22.4
recurring items 176.5 184.4 10.7 59.0 52.6 6.4 26.5
151.1 153.6 (34.4) 62.7 42.7                 19.9 18.5
Non-recurring items
Six months to June 2018#
  Six months to Dec 2017
Six months to June 2017
(402.9)
(402.9) (259.8)
(143.0)
(128.4)               (14.6)
–
80.2
56.7 (1.8)
(8.1)
(3.2)                (4.9)
52.6
(7.4)
(7.4) 0.1 (7.8) (6.8)                (1.0)
Capital expenditure
–
Net (loss)/profit
Six months to June 2018#
  Six months to Dec 2017
Six months to June 2017
(68.6) (68.6) (164.8)
(26.6)
(15.4)                (11.2) 22.4
256.7 241.1 8.9 50.9 49.4                    1.5 79.1
143.7
146.2 (34.3)
54.9
35.8                  18.9
18.5
Six months to June 2018#
  Six months to Dec 2017
Six months to June 2017
(331.2) (331.2) (30.9) (156.3) (83.6)                 (72.7) (9.9)
(402.7)
(402.3)
(50.1) (149.1) (83.6)                 (65.5) (21.6)
(350.0) (343.6) (32.2)
(163.6)
(97.0)                 (66.6) (12.4)
The average US dollar/Rand exchange rates for the six months were US$1 = R12.25 for June 2018 and US$1 = R13.24 for June 2017.
The average Australian/US dollar exchange rates for the six months were A$1 = US$0.77 for June 2018 and A$1 = US$0.75 for June 2017.
Figures may not add as they are rounded independently.
#
Reviewed.
*
Restated – correction of methodology, refer page 17.

Gold Fields 2018 H1 RESULTS

SEGMENTAL OPERATING AND FINANCIAL RESULTS
United States Dollars Australian Dollars
South
African
Rand
United States
Dollars
Australian
Dollars
Figures are in millions
unless otherwise stated
Australia
Region
Australia
Region
1
South Africa
Region
2
Australia
Region
Australia
Region
Continuing Continuing Discontinued
Discontinued
Total St Ives
Agnew/
Lawlers
Granny
Smith
Total St Ives
Agnew/
Lawlers
Granny
Smith
South
Deep
Darlot
Darlot
Operating Results (Unreviewed)
Ore milled/treated
Six months to Dec 2017
Six months to June 2018
Six months to June 2018
3,517 2,093 588 836 3,517 2,093 588 836 800 –
–
(000 tonnes)
3,621 2,163 611 847 3,621 2,163 611 847 1,112
103
103
3,538 2,035 624 879 3,538 2,035 624 879 969
235
235
Yield Six months to June 2018
Six months to Dec 2017
Six months to June 2017
3.9 2.8 6.1 5.1 3.9 2.8 6.1 5.1 3.8
–
–
(grams per tonne)
3.9 2.6 6.4 5.3 3.9 2.6 6.4 5.3 4.5
4.4
4.4
3.9 2.8 5.8 5.1 3.9 2.8 5.8 5.1 3.8 3.2
3.2
Gold produced Six months to June 2018
Six months to Dec 2017
Six months to June 2017
442.4 189.8 115.4 137.2 442.4 189.8 115.4 137.2 3,003 –
–
(000 managed
451.1 179.8 125.7 145.6 451.1 179.8 125.7 145.6 5,038
14.7
14.7
equivalent ounces)
444.3 184.1 115.5 144.7 444.3 184.1 115.5 144.7 3,710
24.5
24.5
Gold sold Six months to June 2018
Six months to Dec 2017
Six months to June 2017
444.3 190.2 16.9 137.3 444.3 190.2 116.9 137.3 3,240
–
–
(000 managed
451.1 179.8 125.7 145.6 451.1 179.8 125.7 145.6 5,026
14.7
14.7
equivalent ounces)
444.3 184.1 115.5 144.7 444.3 184.1 115.5 144.7 3,740
24.5
24.5
Gold price received Six months to June 2018
Six months to Dec 2017
Six months to June 2017
1,318 1,318 1,316 1,320 1,707 1,707 1,704 1,709 518,504 –
–
(dollar per
1,274 1,274 1,275 1,274 1,638 1,637 1,640 1,638 548,582
1,284
1,632
equivalent ounce)
1,235 1,240 1,232 1,233 1,642 1,648 1,637 1,639 525,042
1,234
1,641
Cost of sales before
gold inventory change
and amortisation and
Six months to June 2018
Six months to Dec 2017
Six months to June 2017
76 51 138 97 99 66 179 125 2,308 –
–
depreciation
72 48 128 94 93 61 165 121 1,818 160
202
(dollar per tonne)
67 42 123 88 90 55 163 117 2,124
127
168
All-in sustaining costs Six months to June 2018
Six months to Dec 2017
Six months to June 2017
900 763 1,075 942 1,166 988 1,393 1,219 669,306
–
–
(dollar per ounce)
961 943 992 957 1,234 1,211 1,273 1,229 519,567
1,270
1,631
891 891 960 835 1,184 1,184 1,275 1,110 646,526
1,532
2,040
Total all-in-cost Six months to June 2018
Six months to Dec 2017
Six months to June 2017
900 763 1,075 942 1,166 988 1,393 1,219 715,373 –
–
(dollar per ounce)
961 943 992 957 1,234 1,211 1,273 1,229 552,889 1,270
1,631
891 891 960 835 1,184 1,184 1,275 1,110 662,973
1,532
2,040
Financial Results ($ millions)
Revenue Six months to June 2018
Six months to Dec 2017
Six months to June 2017
#
585.7 250.7 153.8 181.2 758.4 324.6 1 199.2 234.6 1,679.9
–
–
574.8 229.0 160.4 185.4 738.8 294.2 206.3 238.4 2,756.2
18.9
24.0
548.8 228.2 142.2 178.4 729.6 303.4 189.1 237.1 1,963.7 30.2
40.2
Cost of sales before Six months to June 2018
Six months to Dec 2017
Six months to June 2017
#
(244.0) (78.4) (84.7) (80.9) (316.0) (101.5) (109.7) (104.8) (1,882.1) –
–
amortisation and
(230.2) (75.5) (74.0) (80.8) (295.7) (96.8) (95.0) (103.8) (2,065.2)
(17.3)
(21.9)
depreciation
(239.0) (83.1) (76.4) (79.5) (317.7) (110.5) (101.6) (105.6) (1,996.7)
(29.8)
(39.6)
Cost of sales before
gold inventory change
Six months to June 2018
Six months to Dec 2017
Six months to June 2017
#
(268.2) (106.0) (81.2) (81.0) (347.3) (137.3) (105.2) (104.9) (1,846.1) –
–
and amortisation and
(260.6) (102.7) (78.2) (79.7) (335.3) (132.4) (100.6) (102.4) (2,023.1)
(16.5)
(20.9)
depreciation
(238.6) (84.9) (76.7) (77.1) (317.1) (112.8) (101.9) (102.4) (2,059.4) (29.8)
(39.5)
– Gold inventory Six months to June 2018
Six months to Dec 2017
Six months to June 2017
#
24.2 27.7 (3.5) – 31.3 35.8 (4.5) 0.1 (36.0) –
–
change
30.4 27.2 4.3 (1.1) 39.6 35.6 5.6 (1.5) (42.1) (0.9)
(1.0)
(0.4) 1.7 0.2 (2.4) (0.6) 2.3 0.3 (3.2) 62.7
–
(0.1)
Amortisation of mining Six months to June 2018
Six months to June 2018
Six months to June 2018
#
(153.7) (199.0) (341.8)
–
–
assets
(179.2) (231.4) (534.9)
(1.9)
(2.5)
(118.9) (158.5) (454.3) (1.6)
(2.1)
Net operating Six months to June 2018
Six months to Dec 2017
Six months to June 2017
#
188.0 243.4 (544.0) –
–
profit/(loss)
165.4 211.8 156.0 (0.4)
(0.5)
191.1 253.4 (487.3)
(1.2)
(1.6)
Other expenses Six months to June 2018
Six months to Dec 2017
Six months to June 2017
#
(27.7) (35.8) (127.5)
–
–
(20.4) (26.2) 12.2
(0.4)
(0.7)
(23.4) (31.1) (116.3)
(1.7)
(2.3)
Profit/(loss) before Six months to June 2018
Six months to Dec 2017
Six months to June 2017
#
160.3 207.6 (671.5) –
–
royalties and taxation
145.0 185.6 168.2 (0.8)
(1.1)
167.7 222.3 (603.6)
(2.7)
(3.6)
Royalties, mining and Six months to June 2018
Six months to Dec 2017
Six months to June 2017
#
(59.6) (77.2) 1,928.4
–
–
income taxation
(56.8) (72.8) (27.4)
(7.0)
(9.4)
(60.5) (80.7) 148.6 0.3
0.4
– Normal taxation Six months to June 2018
Six months to Dec 2017
Six months to June 2017
#
(0.2) (0.3) – –
–
(91.7) (117.6)
– (2.3)
(3.0)
– –
– –
–
– Royalties Six months to June 2018
Six months to Dec 2017
Six months to June 2017
#
(14.4) (18.7) (7.6)
–
–
(14.3) (18.3) (13.8)
(0.4)
(0.6)
(13.5) (18.0) (9.8)
(0.7)
(0.9)
– Deferred taxation Six months to June 2018
Six months to Dec 2017
Six months to June 2017
(45.0) (58.2) 1,936.0 –
–
49.2 63.1 (13.6)
(4.3)
(5.8)
(47.0) (62.7) 158.4
1.0
1.3
Profit/(loss) before Six months to June 2018
Six months to Dec 2017
Six months to June 2017
#
100.7 130.3 1,256.9
–
–
non-recurring items
88.2 112.7 140.8
(7.9)
(11.4)
107.2 141.6 (455.1)
(2.5)
(3.3)
Non-recurring items Six months to June 2018
Six months to Dec 2017
Six months to June 2017
#
(0.2) (0.2) (3,487.2) –
–
14.1 18.4 (25.5)
23.5
30.8
0.3 0.4 1.0
–
–
Capital expenditure
Net profit/(loss) Six months to June 2018
Six months to Dec 2017
Six months to June 2017
#
100.5 130.1 (2,230.3)
–
–
102.3 131.1 116.3
15.6
20.0
107.5 142.0 (454.0)
(2.5)
(2.3)
Six months to June 2018
Six months to Dec 2017
Six months to June 2017
#
(133.9) –
–
(181.6) (0.4)
(0.5)
(135.4)
(6.4)
(8.5)
As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
1
For Australia, all financial numbers are in Australian dollar.
2
For South Africa, all financial numbers are in Rand and Rand per kilogram.
Figures may not add as they are rounded independently.
#
Reviewed.
*
Restated – correction of methodology, refer page 17.

Gold Fields 2018 H1 RESULTS
ALL-IN COSTS (UNREVIEWED)
World Gold Council Industry Standard
Figures are in millions
unless otherwise stated
United States Dollars
Total
Group
Operations
Total
Mine
Continuing
Operations
South Africa
Region
West Africa
Region
South America
Region
Ghana Peru
South
Deep
Total Tarkwa Damang
Cerro
Corona
Cost of sales before gold Six months to June 2018
Six months to Dec 2017
Six months to June 2017
(703.0) (703.0) (150.7) (206.9) (138.9) (68.0) (77.4)
inventory change and (744.7) (728.2) (150.7) (235.9) (175.8) (60.1) (80.2)
amortisation and depreciation (727.9) (698.2) (155.5) (233.4) (172.2) (61.2) (71.0)
Gold inventory change Six months to June 2018
Six months to Dec 2017
Six months to June 2017
15.1 15.1 (2.9) (6.1) (11.3) 5.3 (0.1)
48.2 49.0 (3.2) 25.4 27.5 (2.1) (3.9)
20.7 20.7 4.7 15.6 14.5 1.1 0.8
Royalties Six months to June 2018
Six months to Dec 2017
Six months to June 2017
(33.3) (33.3) (0.6) (15.6) (11.6) (4.0) (2.6)
(32.4) (32.0) (1.1) (13.8) (11.3) (2.6) (2.9)
(30.6) (29.8) (0.7) (13.2) (10.4) (2.9) (2.4)
Realised gains/losses on Six months to June 2018
Six months to Dec 2017
Six months to June 2017
4.8 4.8 – 3.2 2.2 1.0 –
commodity cost hedges 1.3 1.3 – 0.8 0.8 – –
– – – – – – –
Community/social Six months to June 2018
Six months to Dec 2017
Six months to June 2017
(6.2) (6.2) (1.1) (2.8) (2.6) (0.2) (2.3)
responsibility costs (11.3) (11.3) (0.7) (5.8) (5.7) (0.1) (4.8)
(8.9) (8.9) (1.3) (5.7) (5.4) (0.3) (1.9)
Non-cash remuneration – Six months to June 2018
Six months to Dec 2017
Six months to June 2017
(20.3) (20.3) (2.6) (4.4) (3.4) (1.0) (2.7)
share-based payments (15.7) (15.5) (1.7) (3.6) (2.8) (0.7) (2.0)
(11.7) (11.4) (1.8) (2.5) (1.9) (0.6) (1.5)
Cash remuneration Six months to June 2018
Six months to Dec 2017
Six months to June 2017
(1.3) (1.3) (0.4) (0.4) (0.2) (0.2) 0.3
(long-term incentive plan) (1.8) (1.7) 0.1 – ; – – 0.4
(3.3) (3.3) (0.5) (1.4) (1.1) (0.3) (0.3)
Other Six months to June 2018
Six months to Dec 2017
Six months to June 2017
(4.8) (4.8) – – – – (0.6)
(5.3) (5.3) – – – – 0.4
(5.4) (5.4) – – – – (0.5)
By-product credits Six months to June 2018
Six months to Dec 2017
Six months to June 2017
86.7 86.7 0.2 0.2 0.2 – 85.9
105.1 105.2 0.4 0.6 0.6 – 103.7
73.4 73.3 0.2 (1.4) (1.5) 0.1 74.1
Rehabilitation amortisation Six months to June 2018
Six months to Dec 2017
Six months to June 2017
(9.1) (9.1) (0.1) (3.6) (2.8) (0.7) (1.7)
and interest (11.7) (11.6) (0.1) (3.8) (3.5) (0.3) (3.1)
(11.2) (10.9) (0.1) (3.8) (3.5) (0.4) (2.7)
Sustaining capital expenditure Six months to June 2018
Six months to Dec 2017
Six months to June 2017
(253.7) (253.7) (18.7) (90.2) (83.6) (6.6) (9.9)
(330.9) (330.5) (37.7) (86.9) (83.6) (3.3) (21.6)
(292.9) (286.4) (27.8) (110.9) (97.0) (13.9) (12.4)
All-in sustaining costs Six months to June 2018
Six months to Dec 2017
Six months to June 2017
(925.1) (925.1) (177.0) (326.5) (252.0) (74.3) (11.1)
(999.5) (980.9) (194.7) (323.0) (253.8) (69.2) (15.6)
(997.8) (960.4) (182.9) (356.8) (278.5) (78.2) (17.7)
Exploration, feasibility Six months to June 2018
Six months to Dec 2017
Six months to June 2017
(39.2) (39.2) – (1.5) (1.5) – (1.5) (0.1)
and evaluation costs (31.4) (31.4) – – – – –
(28.5) (28.5) – – – – –
Non-sustaining capital Six months to June 2018
Six months to Dec 2017
Six months to June 2017
(157.1) (157.1) (12.2) (66.1) – (66.1) –
expenditure (120.3) (120.3) (12.5) (62.2) – (62.2) –
(96.2) (96.2) (4.4) (52.7) – (52.7) –
Total all-in cost Six months to June 2018
Six months to Dec 2017
Six months to June 2018
(1,121.4)
(1,121.4) (189.2)
(394.1)
(252.0) (141.9)
(11.1)
(1,151.2) (1,132.5) (207.2) (385.1) (253.8) (131.3) (15.6)
(1,122.5) (1,085.0) (187.3) (409.5) (278.5) (130.9) (17.7)
Total all-in sustaining cost Six months to June 2018
Six months to Dec 2017
Six months to June 2017
(925.1) (925.1) (177.0) (326.5) (252.0) (74.3) (11.1)
(999.5) (980.9) (194.7) (323.0) (253.8) (69.2) (15.6)
(997.8) (960.4) (182.9) (356.8) (278.5) (78.2) (17.7)
Gold only ounces sold Six months to June 2018
Six months to Dec 2017
Six months to June 2017
958.9 958.9 104.2 353.9 264.4 89.5 56.6
– (000 ounces) 1,073.4 1,058.7 161.6 351.5 284.9 66.6 94.5
Gold only ounces sold
- (000 ounces)
1,017.7 993.2 120.2 358.5 281.5 76.9 70.2
AISC per ounce of gold sold Six months to June 2018
Six months to Dec 2017
Six months to June 2017
965 965 1,699 924 954 829
Total all-in cost
197
US$/oz  932 927 1,205 919 891 1,038 165
A/C per ounce of gold sold
US$/oz
980 967 1,521 995 989 1,017 253
Six months to June 2018
Six months to Dec 2017
Six months to June 2017
(1,121.4) (1,121.4) (189.2) (394.1) (252.0) (141.9) (11.1)
(1,151.2) (1,132.5) (207.2) (385.1) (253.8) (131.3) (15.6)
(1,122.5) (1,085.0) (187.3) (409.5) (278.5) (130.9) (17.7)
Six months to June 2018
Six months to Dec 2017
Six months to June 2017
958.9 958.9 104.2 353.9 264.4 89.5 56.6
1,073.4 1,058.7 161.6 351.5 284.9 66.6 94.5
1,017.7 993.2 120.2 358.5 281.5 76.9 70.2
Six months to June 2018
Six months to Dec 2017
Six months to June 2017
1,169 1,169 1,816 1,114 954 1,585 197
1,072 1,070 1,282 1,096 891 1,971 165
1,103 1,092 1,557 1,142 989 1,702 253

Gold Fields 2018 H1 RESULTS

ALL-IN COSTS (UNREVIEWED)
World Gold Council Industry Standard
United States Dollars
Figures are in millions
unless otherwise stated
Total
Continuing
Operations
Australia
Region
Corporate
and
projects
Australia
Region
Continuing Discontinued
St Ives
Agnew/
Lawlers
Granny
Smith
Darlot
Cost of sales before gold
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(268.2)                   (106.0) (81.2)                 (81.0) 0.2 –
inventory change and
(260.6)                   (102.7) (78.2)                 (79.7) (0.7)
(16.5)
amortisation and depreciation
(238.6)                     (84.9)                    (76.7)                 (77.1) 0.3
(29.8)
Gold inventory change
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
24.2                       27.7                       (3.5) –                            –
–
30.4                      27.2 4.3                   (1.1) –
(0.8)
(0.4)                       1.7                           0.2                  (2.4) –
–
Royalties
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(14.4)                      (6.2)                        (3.7) (4.5)                            –
–
(14.2)                     (5.7)                        (4.0)                  (4.5) –
(0.4)
(13.4)                     (5.3)                         (3.6) (4.5)                            –
(0.8)
Realised gains/losses on
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
1.6                       0.9                            0.4 0.3                            –
–
commodity cost hedges 0.4                       0.3                            0.1                    0.1 –
–
–                         –                               – –                            – –
Community/social
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
–                         –                               –                       – – –
responsibility costs – –                                –                       – – –
– –                                –                       – – –
Non-cash remuneration –
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(4.9)                   (1.9)                           (1.4) (1.6)                       (5.7)
–
share-based payments (3.6)                   (1.2)                           (1.1)                 (1.3) (4.5)
(0.2)
(2.3)                   (0.9)                           (0.6) (0.7)                       (3.2) (0.3)
Cash remuneration
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(1.0)                   (0.5)                           (0.2) (0.4)                          0.1 –
(long-term incentive plan) (0.4)                   (0.2)                          (0.2)                  (0.1) (1.0) (0.1)
(1.6)                   (0.6)                          (0.4) (0.6)                          0.5 –
Other
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
–                         –                              –                        – (4.2)
–
–                         –                             –                         – (4.9) –
–                         –                             –                         – (4.9) –
By-product credits
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
0.4 0.2 0.1 – – –
0.4                        0.3                          0.2                       – –
–
0.4                        0.3                          0.1 0.1                            – 0.1
Rehabilitation amortisation
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(3.8) (2.3) (0.8) (0.7) – –
and interest (4.5)                     (2.8)                       (1.1)                   (0.6) – (0.1)
(4.3)                     (2.7)                       (1.0) (0.6)                            –
(0.3)
Sustaining capital expenditure
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(133.9) (57.0)
(35.4)
(41.6) (0.9) –
(181.6)                    (84.7)                     (44.9)                (52.0) (2.8) (0.4)
(135.4)                     (71.6)                     (28.9) (35.0)                           –
(6.4)
All-in sustaining costs
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(400.0) (145.1) (125.6) (129.3) (10.5) –
(433.7)                    (169.5)                  (124.9)              (139.3) (13.9) (18.7)
(395.7)                    (164.0)                  (110.9) (120.8)                       (7.3)
(37.5)
Exploration, feasibility
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
–                             –                          –                        – (37.6) –
and evaluation costs –                             –                          –                        – (31.4) –
–                             –                          –                        – (28.5)
–
Non-sustaining capital
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
–                             –                          –                        – (78.8) –
expenditure –                             –                          –                       – (45.6) –
–                             –                          –                        – (39.1)
–
Total all-in cost
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(400.0) (145.1)
(125.6)
(129.3) (126.9) –
(433.7)                     (169.5)                (124.9)              (139.3) (90.9) (18.7)
(395.7)                     (164.0)                (110.9) (120.8)                     (74.9)
(37.5)
Total all-in sustaining cost
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(400.0) (145.1) (125.6) (129.3) (10.5) –
(433.7)                     (169.5)                (124.9)              (139.3) (13.9) (18.7)
Gold only ounces sold
- (000 ounces)
(395.7)                     (164.0)               (110.9) (120.8)                        (7.3)
(37.5)
Gold only ounces sold
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
444.3 190.2 116.9 137.3 – –
– (000 ounces) 451.1                        179.8                  125.7                145.6 – 14.7
A/C per ounce of gold sold
US$/oz
444.3                        184.1                  115.5 144.7                             –
24.5
AISC per ounce of gold sold
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
900 763 1,075 942 – –
US$/oz 961                         943                     992                      957 – 1,270
Total all-in cost
891                         891                     960 835                            – 1,532
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(400.0) (145.1) (125.6) (129.3) (126.9) –
(433.7)                     (169.5)                (124.9)                (139.3) (90.9) (18.7)
(432.4)                     (164.0)                (110.9) (120.8)                     (74.9)
(37.5)
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
444.3 190.2 116.9 137.3 – –
451.1                        179.8                  125.7                145.6 – 14.7
444.3                        184.1                 115.5 144.7                             –
24.5
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
900 763 1,075 942 – –
961                         943                     993                     957 – 1,270
891                         891                     960 835                             –
1,532

Gold Fields 2018 H1 RESULTS
ALL-IN SUSTAINING COSTS AND ALL-IN COSTS GROSS OF BY-PRODUCT
CREDITS PER EQUIVALENT OUNCE OF GOLD SOLD (UNREVIEWED)
World Gold Council Industry Standard
Figures are in millions
unless otherwise stated
United States Dollars
Total
Group
Operations
Total
Mine
Continuing
Operations
South Africa
Region
West Africa
Region
South America
Region
Ghana Peru
South
Deep
Total Tarkwa Damang
Cerro
Corona
All-in sustaining costs
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(925.1)                   (925.1) (177.0) (326.5) (252.0) (74.3) (11.1)
(per table on page 27) (999.5) (980.9) (194.7) (323.0) (253.8)                 (69.2) (15.6)
(997.8) (960.4) (182.9) (356.8) (278.5) (78.2) (17.7)
Add back by-product credits
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(86.7)                       (86.7)
(0.2) (0.2) (0.2)                       – (85.9)
(105.1) (105.2) (0.4) (0.6) (0.6)                       – (103.7)
(73.4) (73.3) (0.2) 1.4 1.5                  (0.1) (74.1)
All-in sustaining costs gross
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(1,011.9)                 (1,011.9) (177.2) (326.7) (252.3)                  (74.3) (97.0)
of by-product credits (1,104.6) (1,086.0) (195.1) (323.6)                 (254.4)                 (69.2) (119.3)
(1,071.2) (1,033.7) (183.1) (355.3) (277.0)                 (78.3) (91.8)
Gold equivalent ounces sold
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
1,034.0                    1,034.0 104.2 353.9 264.4                    89.5 131.7
1,157.0 1,142.3 161.6 351.5 284.9 66.6 178.1
1,083.2 1,058.8 120.2 358.5 281.5 76.9 135.7
AISC gross of by-product
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
979                         979 1,701 923 954                    829
737
credits per equivalent ounce 955 951 1,207 921                      893 1,038 670
of gold – US$/eq oz 989 976 1,523 991 984                  1,018 677
All-in costs
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(1,121.4)                   (1,121.4) (189.2) (394.1) (252.0)                (141.9) (11.1)
(per table on page 27) (1,151.2) (1,132.5) (207.2) (385.1) (253.8)                (131.3) (15.6)
(1,122.5) (1,085.0) (187.3) (409.5) (278.5)                (130.9) (17.7)
Add back by-product credits
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(86.7)                       (86.7) (0.2) (0.2) (0.2)                         – (85.9)
(105.1) (105.2) (0.4) (0.6) (0.6) – (103.7)
(73.4) (73.3) (0.2) 1.4 1.5                    (0.1) (74.1)
All-in costs gross of
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(1,208.1)                   (1,208.1) (189.4) (394.3) (252.3)                 (141.9) (97.0)
by-product credits (1,256.3) (1,237.7) (207.6) (385.8)                 (254.4)                (131.4) (119.3)
(1,195.9) (1,158.4) (187.5) (408.0) (277.0)                 (131.0) (91.8)
Gold equivalent ounces sold
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
1,034.0                      1,034.0 104.2 353.9 264.4                      89.5 131.7
1,157.0 1,142.3 161.6 351.5 284.9 66.6 178.1
1,083.2 1,058.8 120.2
358.5
281.5                    76.9 135.7
AIC gross of by-product
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
1,168 1,168 1,818 1,114                      954 1,585 737
credits per equivalent ounce 1,086 1,084 1,285 1,097 893                  1,971
670
of gold – US$/eq oz 1,104 1,094 1,559 1,138 984                  1,703 677
United States Dollars
Figures are in millions
unless otherwise stated
Total
Continuing
Operations
Australia
Region
Corporate
and
projects
Australia
Region
Continuing
Discontinued
St Ives
Agnew/
Lawlers
Granny
Smith
Darlot
All-in sustaining costs
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(400.0)                   (145.1)                   (125.6)               (129.3) (10.5)
–
(per table on page 28)
(433.7)                   (169.5)                   (124.9)               (139.3) (13.9)
(18.7)
(395.7)                   (164.0)                   (110.9)                (120.8) (7.3) (37.5)
Add back by-product credits
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(0.4)                        (0.2)                      (0.1) –                                –
–
(0.4)                       (0.3)                      (0.2)                    (0.1) –
(0.1)
(0.4)                       (0.3)                      (0.1)                    (0.1) –
(0.1)
All-in sustaining costs gross
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(400.4)                     (145.3)                 (125.7) (129.4)                        (10.5)
–
of by-product credits (434.1)                     (169.8)                  (125.1)               (139.3) (13.9) (18.6)
(396.1)                     (164.3)                 (110.9) (120.9)                          (7.3)
(37.6)
Gold equivalent ounces sold
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
444.3                        190.2                  116.9 137.3                                 –
–
451.1
179.8                   125.7                145.6                                  –
14.7
444.3                        184.1                   115.5 144.7                                –
24.5
AISC gross of by-product
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
901                          764                    1,076 942                                 –
–
credits per equivalent ounce
962 944                       995                   957 – 1,268
of gold – US$/eq oz 891 893 960 835 – 1,535
All-in costs
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(400.0)                     (145.1)                 (125.6)               (129.3) (126.9)
–
(per table on page 28) (433.7)                     (169.5)                 (124.9)               (139.3) (90.9)
(18.7)
(432.4)                     (164.0)                 (110.9) (120.8)                           (38.2)
(37.5)
Add back by-product credits
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(0.4)                         (0.2)                     (0.1) –                                –
–
(0.4)                        (0.3)                     (0.2)                   (0.1) – (0.1)
(0.4)                        (0.3)                     (0.1) (0.1)                                – (0.1)
All-in costs gross of
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
(400.4)                     (145.3)                 (125.7) (129.4)                         (126.9)
–
by-product credits (434.1)                     (169.8)                 (125.1)             (139.3) (90.9) (18.6)
(432.8)                     (164.3) 110.9 (120.9)                          (38.2) (37.6)
Gold equivalent ounces sold
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
444.3                       190.2                   116.9 137.3 – –
451.1 179.8                    125.7                145.6                                  –
14.7
444.3                       184.1                  115.5 144.7                                  –
24.5
AIC gross of by-product
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
901 764 1,076 942 – –
credits per equivalent ounce 962                         944                       995                   957 –
1,268
of gold – US$/eq oz 891                         893                       960 835                                 – 1,535

Gold Fields 2018 H1 RESULTS

UNDERGROUND AND SURFACE (UNREVIEWED)
United States Dollars
Imperial ounces with metric
tonnes and grade
Total
Mine
Operations
Total
Mine
Continuing
Operations
South
Africa
Region
West
Africa
Region
South
America
Region
Australia
Region
Ghana Peru Continuing Discontinued
South
Deep
Total   Tarkwa      Damang
Cerro
Corona
Total St Ives
Agnew/
Lawlers
Granny
Smith
Darlot
Tonnes mined (000 tonnes)*
– underground Six months to June 2018 2,259                     2,259 497
–            –                  –
–
1,762           313 617 832 –
ore Six months to Dec 2017 2,459                     2,359 724 –            –                  – – 1,635            197           606           833 100
Six months to June 2017 2,649                     2,417 698 –            –                  – – 1,720            284 568 867 232
– underground Six months to June 2018 142 142                  142 –            –                  –
–
–               –                –             – –
waste Six months to Dec 2017 106                      106 106 –            –                  – –                   –                –                – –
Six months to June 2017 82                        82 82 –            –                  – –                   –                –                –              – –
– surface ore Six months to June 2018 14,303 14,303                     – 8,454     6,703           1,751 3,294 2,555         2,555
–               – –
Six months to Dec 2017 16,215                  16,215 – 10,347     8,676          1,671 3,556 2,311        2,311 – – –
Six months to June 2017 14,884                 14,884 – 9,685     8,027           1,658 3,529 1,670        1,670
–               – –
– total Six months to June 2018 16,704                 16,704 639 8,454     6,703           1,751 3,294 4,317         2,868 617 832 –
Six months to Dec 2017 18,780                 18,679 830 10,347    8,676           1,671 3,556 3,946         2,508 606 833 100
Six months to June 2017 17,616                 17,384 780 9,687     8,027          1,658 3,529 3,390         1,955 568 867 232
Grade mined (grams per tonne)
– underground Six months to June 2018 5.9 5.9                     6.2 –            –                  – –                5.6              4.5            6.3            5.5 –
ore Six months to Dec 2017 6.1                      6.1 6.2 –            –                  – – 5.8              3.7            6.7            5.6 4.6
Six months to June 2017 5.6 5.8                     5.6 –            –                  – – 5.7              4.5            6.7            5.4 3.3
– surface ore Six months to June 2018 1.6                     1.6 – 1.4        1.3                1.8 0.9 2.9              2.9 –               – –
Six months to Dec 2017 1.5                     1.5 – 1.3        1.3                1.0 1.2 2.9              2.9 – – –
Six months to June 2017 1.5                     1.5 – 1.3        1.3                1.2 1.0 3.0              3.0 – – –
– total Six months to June 2018 2.2 2.2                     5.0 1.4        1.3                1.8 0.9 4.0              3.1             6.3             5.5 –
Six months to Dec 2017 2.1                      2.1 5.4 1.3        1.3                1.0 1.2 4.1               3.0            6.7             5.6 4.6
Six months to June 2017 2.1 2.1                     5.0 1.3        1.3                1.2 1.0
4.3
3.2              6.7 5.4 3.3
Gold mined (000 ounces)*
– underground Six months to June 2018 414.6                   414.6 98.7 –            –                  – –             315.9            45.6         124.0        146.3 –
ore Six months to Dec 2017 463.4                   448.4 143.7 –            –                  – – 304.7            23.4         131.4        150.0 15.0
Six months to June 2017 463.9                    439.2 125.2 –            –                  – – 314.0            40.8         122.4        150.7 24.7
– surface ore Six months to June 2018 708.4                   708.4 0.3 379.4     278.5           100.8 90.8 237.9           237.9
–                –
–
Six months to Dec 2017 772.8                    772.8 – 422.0     365.7             56.4 136.3 519.2           237.9 – – –
Six months to June 2017 681.4                    681.4 – 411.6     345.3             66.3 109.9 159.8          159.8 – – –
– total Six months to June 2018 1,123.1                 1,123.1 99.0 379.4     278.5           100.8 90.8 553.8          283.5         124.0         146.3 –
Six months to Dec 2017 1,236.2                 1,221.2 143.7 422.0     365.7             56.4 136.3 214.5          214.5         131.4         150.0 15.0
Six months to June 2017 1,145.2                 1,120.6 125.2 411.6     345.3             66.3 109.9 473.8          200.6         122.4          150.7 24.7
Ore milled/treated (000 tonnes)
– total mined Six months to June 2018 2,280 2,280 569                   –           –                  –
–            1,711            288
588 836 –
Six months to Dec 2017 2,515                    2,412 812 –            –                  – – 1,600            142 611 847 103
Six months to June 2017 2,686                     2,451 671 –            –                  – – 1,780            277 624 879 235
– underground Six months to June 2018 92 92 92 –            –                  –
– –               –               –               – –
waste Six months to Dec 2017 84                        84 84 –            –                  – –
–               –               –               – –
Six months to June 2017 81                        81 81 –            –                  – –
–               –               –               – –
– surface ore Six months to June 2018 14,314 14,314 139 9,040     6,884           2,156 3,330 1,806          1,806
–              – –
Six months to Dec 2017 14,563                  14,563 216 8,977     6,677           2,299 3,349 2,021          2,021
–               – –
Six months to June 2017 14,564                 14,564 217 9,141     6,850           2,291 3,447 1,758          1,758
–                – –
– total milled Six months to June 2018 16,686 16,686 800 9,040     6,884           2,156 3,330 3,516         2,093 588 836 –
Six months to Dec 2017 17,161                  17,058 1,112 8,976     6,677           2,299 3,349 3,621         2,163 611 847 103
Six months to June 2017 17,331                  17,096 969 9,141     6,850           2,291 3,447 3,538         2,035 624 879 235
Yield (grams per tonne)
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
– underground 6.1                        6.1 5.2 –            –                  –
–                6.9             4.2             6.1              9.9
–
ore 5.5 5.6 5.6 –            –                  – – 5.6             3.4             6.4               5.3 4.4
5.9 6.2 5.5 –            –                  – – 5.2             4.2             5.8                5.1 3.2
– surface ore
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
1.4 1.4 0.1 1.2        1.2                1.3 1.3 2.6             2.6
–                   –
–
1.5 1.5 0.1 1.2        1.3                0.9 1.6 2.5             2.5 – – –
1.3 1.3 0.1 1.2        1.3                1.0 1.2 2.6              2.6 – – –
– combined
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
1.9 1.9 3.8 1.2        1.2                1.3 1.3 3.9              2.8              6.1                5.1 –
2.1                        2.1 4.5 1.2        1.3                0.9 1.6 3.9             2.6               6.4                5.3 4.4
1.9 1.9 3.8 1.2        1.3                1.0 1.2 3.9             2.8               5.8                5.1 3.2
Gold produced (000 ounces)
– underground
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
387.1                     387.1 95.9 –            –                  –
–            291.1          38.5            115.4            137.2
–
ore 462.7 448.0 161.5 –            –                  – – 286.6          15.3             125.7           145.6 14.7
440.6 416.1 118.5 –            –                  – – 297.6          37.5             115.5           144.7 24.5
– surface ore
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
643.4 643.4 0.6 353.9    264.4             89.5 137.6 151.3         151.3 – – –
686.2                     686.2
0.5 351.5    284.9             66.6 169.7 164.5         164.5 – – –
643.0 643.0 0.8 358.5    281.5             76.9 137.0 146.7         146.7 – – –
– total
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
1,030.4 1,030.4 96.5 353.9    264.4             89.5 137.6 442.4         189.8         115.4         137.2 –
1,148.9 1,134.2 162.0 351.5    284.9             66.6 169.7 451.1         179.8         125.7         145.6 14.7
1,083.6 1,059.1 119.3 358.5    281.5             76.9 137.0 444.3         184.1         115.5          144.7 24.5
Cost of sales before gold inventory
change and amortisation and
depreciation (dollar per tonne)
– underground
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
151                       151 228 –            –                  –
–
113              107             138              97 –
161 161 247 –            –                  – – 104                61             128              94 160
144 146 206 –            –                  – – 113                66             123              88 127
– surface
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
25 25 1 23          20                32 23    42                42                –                 – –
23                        23 3 26          26                26 24   47                47                –                 – –
23                        23 3 26          25                27 21  38                 38               –                  – –
– total
Six months to June 2018
 Six months to Dec 2017
Six months to June 2017
42 42 188 23          20                32 23 76                  51             138               97 –
43                        43 136 26          26                26 24 72                  48            128               94 160
42 41 160 26          25                27 21 67                  42            123               88 127

Gold Fields 2018 H1 RESULTS
Review of Operations (Unreviewed)
Quarter ended 30 June 2018 compared
with quarter ended 31 March 2018
South Africa region
South Deep Project
June
2018
March
2018
Gold produced
000’oz
48.8
47.7
kg
1,518
1,485
Gold sold
000’oz
50.3
53.9
kg
1,565
1,675
Yield – underground reef
g/t
5.85
4.74
AISC
R/kg
697,450
643,021
US$/oz
1,736
1,666
AIC
R/kg
755,930
677,495
US$/oz
1,882
1,755
Gold production increased by 2 per cent from 1,485 kilograms
(47,700 ounces) in the March quarter to 1,518 kilograms (48,800 ounces) in the June quarter mainly due to higher volumes mined.
Total underground tonnes mined increased by 4 per cent from
313,000 tonnes in the March quarter to 326,000 tonnes in the June quarter. Ore tonnes mined decreased by 5 per cent from 255,000 tonnes to 242,000 tonnes due to lower ore tonnes mined in the current mine, while underground waste mined increased by 45 per cent from 58,000 tonnes to 84,000 tonnes due to increased New mine development. Underground reef grade mined increased by
10 per cent from 5.89 grams per tonne to 6.48 grams per tonne due to higher grade areas mined. Total gold mined from-
underground increased by 4 per cent from 1,504 kilograms
(48,400 ounces) to 1,567 kilograms (50,400 ounces).

Total tonnes milled decreased by 3 per cent from 407,000 tonnes to 393,000 tonnes. Underground ore tonnes milled decreased by
17 per cent from 311,000 tonnes in the March quarter to 258,000 tonnes in the June quarter due to processing of backlog tonnes in the March quarter. Underground waste milled increased by 88 per cent from 32,000 tonnes to 60,000 tonnes. Surface tailings
material treated increased by 17 per cent from 64,000 tonnes to
75,000 tonnes. Underground reef yield increased by 23 per cent from 4.74 grams per tonne to 5.85 grams per tonne due to
increased volumes mined from higher grade areas.

Ore milled was higher than ore mined due to tramming of
additional underground stocks, but much less in the June quarter than in the March quarter.

Gold recovered from underground was 1,509 kilograms (48,500
ounces) with 9 kilograms (300 ounces) being recovered from
treatment of the surface material.

Destress mining decreased by 14 per cent from 7,061 square
metres in the March quarter 6,053 square metres in the June
quarter mainly due to delayed start-up after additional ground support installation as a result of intersection of geological features and mining through highly stressed ground.

Longhole stoping increased by 3 per cent from 116,300 tonnes to
120,000 tonnes due to improved stope availability. The current mine contributed 85 per cent of the total ore tonnes in the June quarter compared with 78 per cent in the March quarter due to increased tonnes from 90 3W and 95 1W in the current mine and a reduction in 100 2A and 100 4W in the North Wrench area. Total tonnes mined from longhole stoping was similar and accounted for 37 per cent of total tonnes broken.

Development increased by 11 per cent from 1,617 metres in the
March quarter to 1,789 metres in the June quarter. New mine
capital development on 100 level increased by 46 per cent from
337 metres to 492 metres. Development in the current mine areas decreased by 19 per cent from 923 metres to 747 metres due to lower metres achieved in 95-2W as a result of crew re-allocation to assist with the 2W and 3W ramp re-support. The decrease was compounded by lower equipment availability in the 87 1W and 87
2W corridors. Development North of Wrench increased by 54 per cent from 357 metres to 550 metres.

Cost of sales before amortisation and depreciation, decreased by
2 per cent from R952 million (US$79 million) to R931 million
(US$74 million) mainly due to lower bonuses and a decrease in the gold-in-process charge from R25 million (US$2 million) in the
March quarter to R12 million (US$1 million) in the June quarter.

Capital expenditure increased by 43 per cent from R156 million
(US$13 million) in the March quarter to R223 million (US$18
million) in the June quarter.

Sustaining capital expenditure increased by 35 per cent from R98 million (US$8 million) in the March quarter to R132 million (US$11 million) in the June quarter and non-sustaining capital expenditure increased by 57 per cent from R58 million (US$5 million) to R91 million (US$7 million), both due to scheduling.

All-in sustaining costs increased by 8 per cent from R643,021 per kilogram (US$1,666 per ounce) in the March quarter to R697,450 per kilogram (US$1,736 per ounce) in the June quarter mainly due to lower gold sold and higher sustaining capital expenditure, partially offset by lower cost of sales before amortisation and depreciation.

Total all-in cost increased by 12 per cent from R677,495 per kilogram (US$1,755 per ounce) in the March quarter to R755,930 per kilogram (US$1,882 per ounce) in the June quarter due to the same reasons as for all-in sustaining costs and higher non-sustaining capital expenditure.
West Africa region
Ghana
Tarkwa
June
2018
March
2018
Gold produced
000’oz
133.1
131.2
Gold sold
000’oz
133.1
131.2
Yield
g/t
1.18
1.19
AISC and AIC
US$/oz
955
952
Gold production increased by 1 per cent from 131,200 ounces in the March quarter to 133,100 ounces in the June quarter mainly due to higher tonnes processed and higher plant recovery.

Total tonnes mined, including capital waste stripping, decreased by 18 per cent from 24.8 million tonnes in the March quarter to
20.3 million tonnes in the June quarter due to the transition to contractor mining. Ore tonnes mined decreased by 11 per cent from 3.5 million tonnes to 3.1 million tonnes due to lower planned ore tonnes.

Gold Fields 2018 H1 RESULTS

Operational waste tonnes mined decreased by 20 per cent from
6.0 million tonnes to 4.8 million tonnes and capital waste tonnes mined decreased by 19 per cent from 15.3 million tonnes to 12.4 million tonnes in line with the operational plan. Mined grade increased by 2 per cent from 1.28 grams per tonne to 1.31 grams per tonne. Gold mined decreased by 9 per cent from 146,100
ounces to 132,500 ounces as a result of lower ore tonnes mined.
The strip ratio decreased from 6.0 to 5.5.

The CIL plant throughput increased by 3 per cent from 3.4 million tonnes to 3.5 million tonnes due to improved milling rate and higher plant utilisation. Yield decreased by 1 per cent from 1.19 grams per tonne to 1.18 grams per tonne. This was mainly due to more ore fed from stockpile to augment the ex-pit ore tonnes mined.

Cost of sales before amortisation and depreciation, decreased by
4 per cent from US$77 million to US$74 million mainly due to lower tonnes mined, partially offset by a bigger gold-in-process
drawdown of US$9 million in the June quarter compared with
US$2 million in the March quarter.

Capital expenditure increased by 13 per cent from US$39 million to US$44 million due to timing of capital expenditure on the gravity circuit installation.

All-in sustaining costs and total all-in cost increased marginally from US$952 per ounce in the March quarter to US$955 per ounce in the June quarter due to higher capital expenditure, partially offset by lower cost of sales before amortisation and depreciation and increased gold sold.
Damang
June
2018
March
2018
Gold produced 000’oz 53.5
53.5
1.85
746
1,347
36.0
36.0
1.01
951
1,934
Gold sold 000’oz
Yield                                                       g/t
AISC US$/oz
AIC US$/oz
Gold production increased by 49 per cent from 36,000 ounces in the March quarter to 53,500 ounces in the June quarter mainly due to higher head grade mined and processed from Amoanda pit.

Total tonnes mined, including capital stripping, increased by 8 per cent from 11.5 million tonnes in the March quarter to 12.4 million tonnes in the June quarter due to an increase in contractor mining fleet capacity and efficiency in the Damang complex pits.

Ore tonnes mined increased by 46 per cent from 0.71 million
tonnes in the March quarter to 1.04 million tonnes in the June quarter mainly from the Amoanda pit area where the ore zones are exposed. Total waste tonnes mined increased by 6 per cent from
10.8 million tonnes to 11.4 million tonnes due to improved
efficiencies from contractor mining fleet. Capital waste tonnes included in total waste tonnes decreased by 12 per cent from 10.0 million tonnes to 8.8 million tonnes as a result of timely exposure of the ore zones at Amoanda pit in line with operational plan.

Operational waste tonnes mined increased by 225 per cent from
0.8 million tonnes to 2.6 million tonnes in line with the operational plan.
Head grade mined increased by 29 per cent from 1.53 grams per tonne to 1.97 grams per tonne due to higher grade mined from
Amoanda pit. Gold mined increased by 90 per cent from 34,700 ounces to 66,100 ounces. The strip ratio decreased from 15.3 to
10.9.

Tonnes processed decreased by 5 per cent from 1.11 million
tonnes in the March quarter to 1.05 million tonnes in the June quarter due to lower plant overall equipment efficiency. Yield increased by 56 per cent from 1.01 grams per tonne to 1.58 grams per tonne due to higher head grade mined. In the June quarter, tonnes milled were sourced as follows: 0.89 million tonnes at 1.94 grams per tonne from the pits and 0.16 million tonnes at 0.60 grams per tonne from stockpiles. This compared 0.63 million
tonnes at 1.47 grams per tonne from the pits and 0.48 million tonnes at 0.66 grams per tonne from stockpiles in the March
quarter.

Cost of sales before amortisation and depreciation, increased by
17 per cent from US$29 million to US$34 million mainly due to an increase in cost of sales before gold inventory change and
amortisation and depreciations as a result of higher operating tonnes mined.

Capital expenditure decreased by 3 per cent from US$37 million in the March quarter to US$36 million in the June quarter.

Sustaining capital expenditure increased by 33 per cent from
US$3 million to US$4 million due to cost incurred on the Gyratory
Crusher replacement. Non-sustaining capital expenditure
decreased by 6 per cent from US$34 million to US$32 million
mainly due to lower capital waste mined (8.8 million tonnes in the
June quarter compared with 10.0 million tonnes mined in the
March quarter).

All-in sustaining costs decreased by 22 per cent from US$951 per ounce in the March quarter to US$746 per ounce in the June
quarter mainly due to increased gold sold, partially offset by higher sustaining capital expenditure and higher cost of sales before amortisation and depreciation.

All-in costs decreased by 30 per cent from US$1,934 per ounce in the March quarter to US$1,347 per ounce in the June quarter due to the same reasons as above as well as lower non-sustaining capital expenditure.

At the end of the June 2018 quarter (18 months into the Damang
Reinvestment Project, DRP), total material mined amounted to 64 million tonnes, 24 per cent ahead of the project schedule. Gold produced during the same period was 233,000 ounces, 46 per
cent above the DRP plan of 160,000 ounces. All major projects are on schedule. Installation of the Jaw Crusher commenced in the
June 2018 quarter. The SAG mill shell replacement is on track with installation and commissioning planned for the December
2018 quarter.

Gold Fields 2018 H1 RESULTS
South America region
Cerro Corona
June
2018
March
2018
Gold produced
000’oz
30.9
29.9
Copper produced
tonnes
7,317
7,361
Total equivalent gold
produced
000’eq oz
69.0
68.7
Total equivalent gold sold
000’eq oz
66.5
65.2
Yield
– gold
g/t
0.60
0.58
–
copper
per
cent
0.46
0.46
– combined
eq g/t
1.29
1.28
AISC and AIC
US$/oz
316
75
AISC and AIC
US$/eq
oz
795
677
Gold price*
US$/oz
1,314
1,327
Copper price*
US$/t
6,864
6,994
*
Average daily spot price for the period used to calculate total equivalent gold ounces produced.
Gold production increased by 3 per cent from 29,900 ounces in the March quarter to 30,900 ounces in the June quarter due to higher yield. Copper production decreased by 1 per cent from
7,361 tonnes to 7,317 tonnes. Equivalent gold production
increased marginally from 68,700 ounces to 69,000 ounces mainly due to higher gold head grade in line with the mining sequence.

Gold head grade increased by 7 per cent from 0.83 grams per
tonne to 0.89 grams per tonne and gold recoveries increased from
69.3 per cent to 69.7 per cent, in line with the mining sequence and the operational plan. Copper head grade increased from 0.52 per cent to 0.54 per cent and copper recoveries decreased slightly from 87.7 per cent to 87.6 per cent. Gold yield increased by 3 per cent from 0.58 grams per tonne to 0.60 grams per tonne due to higher head grade and higher recoveries and copper yield
remained similar at 0.46 per cent, in line with the mining sequence.

In the June quarter, concentrate with a payable content of 28,475 ounces of gold was sold at an average price of US$1,302 per
ounce and 7,105 tonnes of copper was sold at an average price of
US$6,244 per tonne, net of treatment and refining charges. This compared with 28,093 ounces of gold that was sold at an average price of US$1,317 per ounce and 7,076 tonnes of copper that was sold at an average price of US$6,191 per tonne, net of treatment and refining charges, in the March quarter.

Total tonnes mined decreased by 10 per cent from 5.85 million tonnes in the March quarter to 5.24 million tonnes in the June quarter mainly due to lower waste mined in line with the mining sequence. Ore mined decreased by 4 per cent from 1.68 million tonnes to 1.62 million tonnes. Operational waste tonnes mined decreased by 13 per cent from 4.17 million tonnes to 3.62 million tonnes in line with the 2018 mining plan. The strip ratio decreased from 2.49 to 2.24 due to lower waste mined.

Ore processed was similar at 1.67 million tonnes.

Cost of sales before amortisation and depreciation, increased by
5 per cent from US$38 million to US$40 million mainly due to a
US$2 million charge to costs as a result of a drawdown in
stockpiles in the June quarter compared with a credit of US$2 million due to a build-up of stockpiles in the March quarter.
Capital expenditure increased by 133 per cent from US$3 million to US$7 million due to an increase in construction activities at the tailings dam and waste storage facilities during the dry season.

All-in sustaining costs and total all-in cost per gold ounce increased by 321 per cent from US$75 per ounce in the March
quarter to US$316 per ounce in the June quarter mainly due to higher capital expenditure, partially offset by increased gold sold.

All-in sustaining costs and total all-in costs per equivalent ounce increased by 17 per cent from US$677 per equivalent ounce to
US$795 per equivalent ounce due to the same reasons as above and increased gold equivalent ounces sold.
Australia region
St Ives
June
2018
March
2018
Gold produced
000’oz
94.6
95.2
Gold sold
000’oz
95.1
95.0
Yield
– underground
g/t
4.60
3.15
–
surface
g/t
2.47
2.72
–
combined
g/t
2.89
2.76
AISC and AIC
A$/oz
1,103
873
US$/oz
839
686

Gold production decreased by 1 per cent from 95,200 ounces in the March quarter to 94,600 ounces in the June quarter.

Total ore tonnes mined decreased by 39 per cent from 1.8 million tonnes in the March quarter to 1.1 million tonnes in the June quarter.

Total underground ore tonnes mined increased by 38 per cent
from 131,300 tonnes in the March quarter to 181,600 tonnes in the
June quarter.

At the Hamlet underground operation, ore tonnes mined
decreased by 14 per cent from 100,500 tonnes in the March
quarter to 86,200 tonnes in the June quarter due to a reduction in ore development. Head grade increased by 15 per cent from 3.44 grams per tonne to 3.96 grams per tonne with higher grade stopes mined during the June quarter as per the mining schedule. Gold mined from Hamlet underground remained similar at 11,000
ounces.

Development at the Invincible underground operation continued
with ore tonnes mined increasing by 210 per cent from 30,800 tonnes in the March quarter to 95,400 tonnes in the June quarter with the first stopes mined in the June quarter. Head grade mined decreased by 26 per cent from 7.18 grams per tonne to 5.34
grams per tonne due to an increase in ore development which
reduced total ore head grade. Gold mined from Invincible
underground increased by 130 per cent from 7,100 ounces to
16,300 ounces.

At the open pit operations, ore tonnes mined decreased by 44 per cent from 1.6 million tonnes in the March quarter to 0.9 million tonnes in the June quarter with focus given to operational waste removal at Neptune stages 5 and 6.

Grade mined from open pits, decreased by 14 per cent from 3.05 grams per tonne to 2.63 grams per tonne mainly due to lower
grade mined at Neptune in line with the mining plan. Gold mined from open pits decreased by 51 per cent from 160,200 ounces to
77,700 ounces. This reduction is in line with the mine plan with

Gold Fields 2018 H1 RESULTS

the mining contractor at Neptune demobilising to reflect the lower levels of open pit mining activity as Invincible open pit comes to an end. The Neptune and Invincible pits will now be mined using the existing owner mining fleet. In the June quarter, tonnes mined were sourced as follows: 0.6 million tonnes at 3.17 grams per tonne from Invincible and 0.3 million tonnes at 1.52 grams per tonne from Neptune. This compared with 0.9 million tonnes at
2.48 grams per tonne from Invincible and 0.7 million tonnes at 3.78 grams per tonne from Neptune in the March quarter.

Operational waste tonnes mined increased by 10 per cent from 2.0 million tonnes in the March quarter to 2.2 million tonnes in the June quarter and capital waste tonnes mined decreased by 38 per cent from 3.7 million tonnes to 2.3 million tonnes with no further pre-
strip activities planned at Invincible open pit during 2018. Total material movements at the open pits decreased by 25 per cent from 7.3 million tonnes to 5.4 million tonnes. The strip ratio increased from 3.5 to 4.9 driven by the stages 5 and 6 at Neptune.

Ounces mined at the consolidated St Ives mine decreased by 41 per cent from 178,400 ounces in the March quarter to 105,100 ounces in the June quarter. At the end of the June quarter,
Neptune high-grade oxide material stockpiled amounted to 77,600 ounces (1,142,000 tonnes at 2.34 grams per tonne), Invincible amounted to 44,500 ounces (375,000 tonnes at 2.81 grams per
tonne) and A5 amounted to 7,900 ounces (174,000 tonnes at 1.46 grams per tonne). his compared with 90,600 ounces (1,136,000 tonnes at 2.48 grams per tonne) at Neptune, Invincible amounted to 28,700 ounces (368,000 tonnes at 2.43 grams per tonne) and
A5 amounted to 7,900 ounces (174,000 tonnes at 1.41 grams per tonne) at the end of the March quarter. Currently, Lefroy mill can only sustain a 25 per cent oxide material blend. The excess
Neptune oxide material is stockpiled and fed to the mill so as to maintain the optimum blend.
Throughput at the Lefroy mill decreased by 5 per cent from 1.07 million tonnes in the March quarter to 1.02 million tonnes in the
June quarter due to a scheduled major maintenance shutdown in the June quarter. Yield increased by 5 per cent from 2.76 grams per tonne to 2.89 grams per tonne.
Cost of sales before amortisation and depreciation, increased by
62 per cent from A$39 million (US$30 million) to A$63 million
(US$48 million). The increase in cost of sales before gold inventory change and amortisation and depreciations was the result of the commencement of stope mining at Invincible (A$4 million/US$3 million) and costs incurred in the major maintenance shutdown
(A$5 million/US$3 million), partially offset by reduced mining costs at Hamlet underground (A$3 million/US$2 million). In addition, a gold inventory credit of A$9 million (US$6 million) in the June quarter compared with A$27 million (US$21 million) in the March quarter. This decreased net stockpile credit of A$18 million
(US$15 million) adds to the A$6 million (US$3 million) increase in cost of sales before gold inventory change and amortisation and depreciations for an overall A$24 million (US$18 million) increase in cost of sales before amortisation and depreciation.
Capital expenditure decreased by 5 per cent from A$38 million
(US$30 million) to A$36 million (US$27 million) mainly due to lower capital waste tonnes mined in the open pits.

All-in sustaining costs and total all-in cost increased by 26 per cent from A$873 per ounce (US$686 per ounce) in the March quarter to A$1,103 per ounce (US$839 per ounce) in the June quarter due to higher cost of sales before amortisation and depreciation, partially offset by lower capital expenditure and higher gold sold.
Agnew/Lawlers
June
2018
March
2018
Gold produced
000’oz
56.8
58.6
Gold sold
000’oz
56.9
60.0
Yield
g/t
5.79
6.44
AISC and AIC
A$/oz
1,383
1,402
US$/oz
1,044
1,103
Gold production decreased by 3 per cent from 58,600 ounces in the March quarter to 56,800 ounces in the June quarter mainly due to lower grades mined and processed.
Ore mined from underground increased by 11 per cent from
292,700 tonnes in the March quarter to 323,900 tonnes in the June quarter as a result of additional ore minded from Waroonga and New Holland.
Head grade mined decreased by 8 per cent from 6.52
grams per tonnes to 6.01 grams per tonne partially offsetting the additional tonnes mined. Gold mined increased by 2 per cent from
61,400 ounces to 62,600 ounces. In the June quarter tonnes
mined were sourced as follows: 168,000 tonnes at 8.3 grams per tonne from Waroonga and 155,900 tonnes at 3.6 grams per tonne from New Holland. This compared with 147,400 tonnes at 9.0
grams per tonne from Waroonga and 145,300 tonnes at 4.0 grams per tonne from New Holland in the March quarter.
Tonnes processed increased by 8 per cent from 282,900 tonnes in the March quarter to 304,900 tonnes in the June quarter The combined yield decreased by 10 per cent from 6.44 grams per
tonne to 5.79 grams per tonne
.
Cost of sales before amortisation and depreciation, decreased by
17 per cent from A$60 million (US$47 million) in the March quarter to A$50 million (US$37 million) in the June quarter due to a decrease in mining costs of A$2 million (US$2 million) as a result of the mix between ore and capital development. In addition, a gold-in-circuit credit of A$2 million (US$1 million) in the June quarter compared with a gold-in-circuit charge of A$6 million
(US$5 million) in the March quarter. The credit to cost in the June quarter was primarily due to a build-up of stockpiles with more ore mined than processed. During the March quarter, there was a 900 ounce drawdown of gold-in-circuit and a decrease in the average cost of stockpiled ore and gold-in-circuit.

Capital expenditure increased by 19 per cent from A$21 million
(US$16 million) to A$25 million (US$19 million) mainly due to increased capital development expenditure with more capital
development and less ore development in the June quarter.

All-in sustaining costs and total all-in cost decreased by 1 per cent from A$1,402 per ounce (US$1,103 per ounce) in the March
quarter to A$1,383 per ounce (US$1,044 per ounce) in the June quarter due to lower cost of sales before amortisation and
depreciation, partially offset by higher capital expenditure and lower gold sold.

Gold Fields 2018 H1 RESULTS
Granny Smith
June
2018
March
2018
Gold produced 000’oz 67.4 69.8
Gold sold 000’oz 67.4 69.9
Yield g/t 5.16 5.06
AISC and AIC A$/oz 1,311 1,131
US$/oz 995 890
Gold production decreased by 3 per cent from 69,800 ounces in the March quarter to 67,400 ounces in the June quarter mainly due to lower grades mined and a decrease in ore tonnes processed.

Ore mined from underground increased by 4 per cent from
408,500 tonnes to 423,700 tonnes. Head grade mined decreased by 8 per cent from 5.71 grams per tonne in the March quarter to
5.23 grams per tonnes in the June quarter due to spatial
compliance and geotechnical sequencing constraints in the zone
110 and zone 120 ore bodies. As a result, ounces mined
decreased by 5 per cent from 75,000 ounces in the March quarter to 71,300 ounces in the June quarter.

Tonnes processed decreased by 5 per cent from 429,000 tonnes in the March quarter to 406,400 tonnes in the June quarter due to timing of milling campaigns quarter on quarter. The yield increased by 2 per cent from 5.06 grams per tonne to 5.16 grams per tonne due to a drawdown of 3,500 ounces of gold-in-circuit in the June quarter compared with a build-up of 4,600 ounces in the March quarter.

Cost of sales before amortisation and depreciation, increased by
6 per cent from A$51 million (US$40 million) in the March quarter to A$54 million (US$41 million) in the June quarter due to a A$1 million (US$1 million) increase in contractor mining and ground support costs required in the lower zones and a A$1 million (US$1 million) gold-in-circuit charge in the June quarter compared with a gold-in-circuit credit of A$1 million (US$1 million) in the March quarter.

Capital expenditure increased by 25 per cent from A$24 million
(US$19 million) to A$30 million (US$23 million). The increase in capital from the previous quarter was primarily due to increased exploration of A$2 million (US$2 million), increased underground and TSF development of A$3 million (US$2 million) and the
purchase of an additional Jumbo development drill rig of A$1 million (US$1 million).

All-in sustaining costs and total all-in cost increased by 16 per cent from A$1,131 per ounce (US$890 per ounce) in the March quarter to A$1,311 per ounce (US$995 per ounce) in the June quarter due to higher capital expenditure, higher cost of sales before
amortisation and depreciation and lower gold sold.

Gold Fields 2018 H1 RESULTS

SALIENT FEATURE AND COST BENCHMARKS (UNREVIEWED)
Figures are in millions
unless otherwise stated
United States Dollars
Total
Mine
Operations
Total
Mine
Continuing
Operations
South Africa
Region
West Africa
Region
South America
Region
Ghana Peru
South
Deep
Total Tarkwa Damang
Cerro
Corona
Operating Results
Ore milled/treated
June 2018
8,314 8,314 393 4,524
3,473                     1,051
1,665
(000 tonnes) March 2018
8,372                           8,372
407 4,516
3,411                    1,105
1,665
June 2017
8,667 8,552 526 4,510
3,391                    1,119
1,741
Yield June 2018
2.0                              2.0
3.9 1.3
1.2                        1.6
1.3
(grams per tonne) March 2018
1.9                              1.9
3.6 1.2
1.2                        1.0
1.3
June 2017 2.0 2.0 4.3 1.3
1.3                        1.1
1.2
Gold produced June 2018
523.2                          523.2
48.8 186.7
133.1                      53.5
69.0
(000 managed equivalent ounces) March 2018
507.1                          507.1
47.7 167.2 131.2 36.0 68.7
June 2017 569.1 558.3 73.5 183.9
142.8                      41.1
68.4
Gold sold June 2018
522.9                          522.9
50.3 186.7
133.1                      53.5
66.5
(000 managed equivalent ounces) March 2018
511.2                          511.2
53.9 167.2
131.2                      36.0
65.2
June 2017 570.4 559.6 73.5 183.9
142.8                      41.1
69.6
Cost of sales before June 2018
(347.7)                        (347.7)
(74.4) (107.5)
(73.5)                    (34.0)
(39.6)
amortisation and depreciation March 2018
(340.4)                        (340.4)
(79.2) (105.4)
(76.7)                    (28.7)
(38.0)
(million)
June 2017
(352.5)                        (337.7)
(80.0) (110.4)
(79.7)                    (30.7)
(37.8)
Cost of sales before gold inventory June 2018
42                              42
187 23
19                        37
23
change and amortisation March 2018
43                              43
190 23
22                        27
24
and depreciation (dollar per tonne) June 2017
42                              41
153 26
26                        27
21
Sustaining capital* June 2018
(134.4)                       (134.4)
(10.6) (48.0)
(44.4)                      (3.6)
(7.0)
(million)
March 2018
(118.4)
(118.4)                             (8.1)
(42.2)
(39.2)                       (3.0)
(2.9)
June 2017 (154.8) (152.6) (16.4) (51.3)
(47.3)                       (4.0)
(7.2)
Non-sustaining capital* June 2018
(39.7)                         (39.7)
(7.4) (32.4) – (32.4)
–
(million)
March 2018
(38.6)
(38.6)                             (4.8)
(33.8)
–
(33.8)
–
June 2017 (35.1) (35.1) (2.7) (32.4) – (32.4) –
Total capital expenditure* June 2018
(174.2)                       (174.2)
(18.0) (80.4)
(44.4)                      (36.0)
(7.0)
(million)
March 2018
(157.0) (157.0) (12.9) (75.9)
(39.3)                     (36.7)
(2.9)
June 2017 (218.6) (216.4) (19.1) (83.6)
(47.3)                     (36.4)
(7.2)
All-in-sustaining costs June 2018
969                           969
1,736 897
955                        746
316
(dollar per ounce) March 2018
938                           938
1,666 952
952                        951
75
June 2017 941 926 1,352 955
969                        906
380
Total all-in-cost June 2018
1,051                         1,051
1,882 1,069
955                     1,347
316
(dollar per ounce) March 2018
1,022                         1,022
1,755 1,163
952                     1,934
75
June 2017 1,006 993 1,389 1,131
969                     1,692
380
United States Dollars Australian Dollars
South African
Rand
United States
Dollars
Australian
Dollars
Australia
Region
Australia
Region
South Africa
Region
Australia
Region
Australia
Region
Continuing Continuing
Discontinued
Discontinued
Total St Ives
Agnew/
Lawlers
Granny
Smith
Total St Ives
Agnew/
Lawlers
Granny
Smith
South
Deep
Darlot
Darlot
Operating Results
Ore milled/treated
June 2018
1,732
1,020                 305         407
1,732
1,020             305            407
393
–
–
(000 tonnes) March 2018
1,785
1,073                 283         429
1,785
1,073             283            429
407 –
–
June 2017
1,774
1,040                 316         418
1,774
1,040             316            418
526 115
115
Yield June 2018
3.9             2.9                  5.8          5.2
3.9              2.9              5.8             5.2
3.9
–
–
(grams per tonne) March 2018
3.9             2.8                  6.4          5.1
3.9              2.8              6.6             5.1
3.6 –
–
June 2017
4.1             3.1                  5.6          5.4
4.1              3.1              5.6            5.4
4.3 2.9
2.9
Gold produced June 2018
218.8            94.6                56.8        67.4
218.8            94.6            56.8          67.4
1,518 –
–
(000 managed March 2018
223.6            95.2                58.6        69.8
223.6            95.2            58.6          69.8
1,485 –
–
equivalent ounces) June 2017
232.5
102.6                57.2        72.8
232.5
102.6             57.2          72.8
2,286 10.8
10.8
Gold sold June 2018
219.4            95.1                 56.9        67.4
219.4           95.1             56.9          67.4
1,565
–
–
(000 managed March 2018
224.9            95.0                 60.0        69.9
224.9           95.0             60.0          69.9
1,675 –
–
equivalent ounces) June 2017
232.5
102.6                 57.2        72.8
232.5
102.6             57.2          72.8
2,286 10.8
10.8
Cost of sales before June 2018
(126.2)          (48.0)              (37.4)      (40.8)
(166.3)         (62.9)           (49.6)         (53.8)
(930.6)
–
–
amortisation and
depreciation
March 2018
(117.7)          (30.4)             (47.3)      (40.1)
(149.6)         (38.6)           (60.0)         (51.0)
(951.5)
–
–
(million)
June 2017
(109.4)          (34.5)             (37.4)      (37.5)
(145.9)         (46.0)          (49.8)          (50.0)
(1,057.3) (14.9)
(19.7)
Cost of sales before gold
inventory change and
June 2018
77               53
127               99
101              70              168             130
2,336 –
–
amortisation and March 2018
76               48
150               95
96               61              191            121
2,277 –
–
depreciation (dollar per tonne) June 2017
65               37
121               93
87              49               161            124
2,023 127
168
Sustaining capital* June 2018
(68.7)         (26.9)           (19.1)         (22.8)
(90.8)          (35.5)          (25.2)           (30.0)
(131.8) –
–
(million)
March 2018
(65.2)        (30.1)           (16.3)          (18.8)
(82.8)          (38.3)          (20.7)           (23.8)
(97.8)
–
–
June 2017
(77.7)        (45.4)           (14.8)         (17.5)
(103.5)         (60.5)          (19.8)           (23.3)
(214.4) (2.2)
(2.9)
Non-sustaining capital* June 2018
–
– –
–                     –                –
–
–                         (91.4)
–
–
(million)
March 2018
–
– –
–                     –                –
–
–                         (57.8)
–
–
June 2017
–
– –
–                     –                –
–
–                         (38.8)
–
–
Total capital June 2018
(68.7)         (26.9)           (19.1)         (22.8)
(90.8)         (35.5)           (25.2)         (30.0)
(223.2) –
–
expenditure*
March 2018
(65.2)        (30.1)           (16.3)         (18.8)
(82.8)          (38.3)           (20.7)         (23.8)
(155.6)
–
–
(million)
June 2017
(104.2)        (45.4)           (14.8)         (17.5)
(138.7)          (60.5)          (19.8)         (23.3)
(253.2) (2.2)
(2.9)
All-in-sustaining costs June 2018
940          839
1,044            995
1,240          1,103           1,383        1,311
697,450 –
–
(dollar per ounce) March 2018
861          686
1,103            890
1,094             873            1,402        1,131
643,021
–
–
June 2017
854          831                 964            799
1,138         1,107            1,283        1,067
573,127 1,657
2,208
Total all-in-cost June 2018
940          839
1,044            995
1,240         1,103            1,383        1,311
755,930 –
–
(dollar per ounce) March 2018
861          686
1,103            890
1,094            873            1,402        1,131
677,495
–
–
June 2017
854          831                 964            799
1,138         1,107            1,283        1,067
573,127 1,657
2,208
The average US dollar/Rand exchange rates were US$1 = R12.49, US$1 = R12.01 and US$1 = R13.21 for the June 2018, March 2018 and June 2017 quarters, respectively. The average
Australian/US dollar exchange rates were A$1 = US$0.76, A$1 = US$0.79 and A$1 = US$0.75 for the June 2018, March 2018 and June 2017 quarters, respectively.
Figures may not add as they are rounded independently.
* In local currency.

Gold Fields 2018 H1 RESULTS
UNDERGROUND AND SURFACE (UNREVIEWED)
United States Dollars
Imperial ounces with metric
tonnes and grade
Total
Mine
Operations
Total
Mine
Continuing
Operations
South
Africa
Region
West
Africa
Region
South
America
Region
Australia
Region
Ghana
Peru
Continuing
Discontinued
South
Deep
Total
Tarkwa Damang
Cerro
Corona
Total
St Ives
Agnew/
Lawlers
Granny
Smith
Darlot
Tonnes mined
June 2018
1,171                      1,171
242
–
–
–
–
929              182             324            424
–
(000 tonnes)*
March 2018
1,088
1,088
255
–
–
–
–
833              131             293            409
–
– underground ore
June 2017
1,344
1,231
369
–
–
–
–
862              143             268            451
114
June 2018
84
84                   84
–
–
–
–
–
–
–
–                         –
– underground waste
March 2018
58                          58
58
–
–
–
–
–
–
–
–
–
June
2017
46
46
46
–
–
–
–
–
–
–
–
–
June 2018
6,722
6,722                      –
4,183           3,139          1,044
1,619
920             920
–
–
–
– surface ore
March 2018
7,581                      7,581
–
4,271           3,563            707
1,675
1,635         1,635
–
–
–
June 2017
7,840
7,840
–
5,165           4,259            906
1,789
886              886
–
–
–
June 2018
7,977                     7,977
326
4,183           3,139         1,044
1,619
1,849           1,102
324
424
–
– total
March 2018
8,727
8,727
313
4,271           3,563           707
1,675
2,468           1,767             293
409
–
June 2017
9,230
9,117
414
5,165            4,259          906
1,789
1,748           1,028             268
451
114
Grade mined
June 2018
5.8
5.8                  6.5
–
–
–
–                  5.4              4.7               6.0             5.2
–
(grams per tonne)
March 2018
6.0
6.0
5.9
–
–
–
–
5.8              4.3               6.5             5.7
–
– underground ore
June 2017
5.8
6.1
5.9
–
–
–
–
5.9              4.1               7.1             5.8
2.6
June 2018
–
–
–
–
–
–
–
–
–
–
–
–
– underground waste
March 2018
–
–
–
–
–
–
–
–
–
–
–
–
June
2017

–
–
–
–
–
–
–
–
–
–
–
–
June 2018
1.9                          1.9
–                 1.5                 1.3              2.0
0.9
5.1              5.1
–
–
–
– surface ore
March 2018
1.6                          1.6
–
1.3                1.3              1.5
0.8
3.0             3.0
–
–
–
June 2017
1.5
1.5
–
1.3                1.3              1.3
1.0
3.3               3.3
–
–
–
June 2018
2.5
2.5                  4.8
1.5                1,3              2.0
0.9
5.3               5.1              6.0               5.2
–
– total
March 2018
2.2
2.2
4.8
1.3                1.3              1.5
0.8
4.0               3.1              6.5               5.7
–
June 2017
2.1
2.1
5.3
1.3                1.3              1.3
1.0
4.6               3.4              7.1               5.8
2.6
Gold mined
June 2018
211.7
211.7
50.4
–
–
–
161.3             27.3            62.6             71.3
–
(000 ounces)*
March 2018
203.0
203.0
48.4
–
–
–
–
154.6             18.2            61.4             75.0
–
– underground ore
June 2017
242.3
232.7
67.9
–
–
–
–
164.8             18.6            61.4             84.8
9.6
June 2018
–
–
–
–
–
–
–
–
–
–
–
–
– underground waste
March 2018
–
–
–
–
–
–
–
–
–
–
–
–
June
2017
–
–
–
–
–
–
–
–
–
–
–
–
June 2018
396.6                     396.6
0.3
198.5           132.5            66.1
46.2
151.5          151.5
–
–
–
– surface ore
March 2018
311.9
311.9
–
180.8            146.1           34.7
44.6
160.2           160.2
–
–
–
June 2017
374.5
374.5
–
221.8            182.7           39.1
59.2
93.5             93.5
–
–
–
June 2018
608.2                    608.2
50.7
198.5           132.5           66.1
46.2
312.8           178.9            62.6           71.3
–
– total
March 2018
514.8
514.8
48.4
180.8            146.1          34.7
44.6
314.8            178.4            61.4           75.0
–
June 2017
616.8
607.2
67.9
221.8           182.7           39.1
59.2
258.3            112.1            61.4            84.8
9.6
Ore milled/treated
June 2018
1,170                    1,170
258

–
–
–
–                912               201              305             406
–
(000 tonnes)*
March 2018
1,110
1,110
311
–
–
–
–
799                87              283             429
–
– underground ore
June 2017
1,382
1,267
397
–
–
–
–
870               136              316             418
115
June 2018
60
60                    60
–
–
–
–
–
–
–
–
–
– underground waste
March 2018
32
32
32
–
–
–
–
–
–
–
–
–
June
2017
47
47
47
–
–
–
–
–
–
–
–
–
June 2018
7,083
7,083                     75
4,524         3,473         1,051
1,665
819           819
–
–
–
– surface ore
March 2018
7,230                       7,230
64
4,516         3,411         1,105
1,665
986           986
–
–
–
June 2017
7,238
7,238
82
4,510          3,391         1,119
1,741
904            904
–
–
–
June 2018
8,314                     8,314
393
4,524          3,473          1,051
1,665
1,733        1,020
305
406
–
– total
March 2018
8,372
8,372
407
4,516          3,411         1,105
1,665
1,785        1,073               283
429
–
June 2017
8,667
8,552
526
4,510          3,391         1,119
1,741
1,774        1,040               316
418
–
Yield
June 2018
5.1
5.1                    5.8
–
–
–
–                 5.2            4.6               5.8                5.2
–
(Grams per tonne)
March 2018
5.0
5.0
4.7
–
–
–
–
5.3            3.2               6.4                5.1
–
– underground ore
June 2017
5.1
5.2
5.7
–
–
–
–
5.2            3.6               5.6                5.4
2.9
June 2018
–
–
–
–
–
–
–
–
–
–
–
–
– underground waste
March 2018
–
–
–
–
–
–
–
–
–
–
–
–
June
2017
–
–
–
–
–
–
–
–
–
–
–
–
June 2018
1.4                           1.4
0.1
1.3              1.2               1.6
1.3
2.5            2.5
–
–
–
– surface ore
March 2018
1.4                           1.4
0.2
1.2              1.2               1.0
1.3
2.7            2.7
–
–
–
June 2017
1.5
1.5
0.1
1.3               1.3               1.1
1.2
3.0             3.0
–
–
–
June 2018
2.0
2.0                    3.9
1.3              1.2               1.6
1.3
3.9            2.9                5.8              5.1
–
– combined
March 2018
1.9
1.9
3.6
1.2               1.2               1.0
1.3
3.9            2.8                6.4              5.1
–
June 2017
2.0
2.0
4.3
1.3               1.3               1.1
1.2
4.1            3.1                5.6              5.4
2.9
Gold produced
June 2018
202.4                      202.4
48.5
–
–
–
–             153.9           29.7               56.8           67.4
–
(000 ounces)*
March 2018
184.7
184.7
47.4
–
–
–
–
137.2             8.8               58.6           69.8
13.7
– underground ore
June 2017
229.9
219.9
73.2
–
–
–
–
145.9           15.9               57.2           72.8
10.8
June 2018
–
–
–
–
–
–
–
–
–
–
–
–
– underground waste
March 2018
–
–
–
–
–
–
–
–
–
–
–
–
June
2017
–
–
–
–
–
–
–
–
–
–
–
–
June 2018
320.8                     320.8
0.3
186.7           133.1         53.5
69.0
64.9            64.9
–
–
–
– surface ore
March 2018
322.8
322.6
0.3
167.2           131.2          36.0
68.7
86.4            86.4
–
–
–
June 2017
339.2
339.2
0.3
183.9           142.8          41.1
68.4
86.7            86.7
–
–
–
June 2018
523.2                     523.3
48.8
186.7           133.1          53.5
69.0
218.8            94.6           56.8               67.4
–
– total
March 2018
507.1
507.1
47.7
167.2          131.2           36.0
68.7
223.6            95.2           58.6               69.8
–
June 2017
569.1
558.3
73.5
183.9          142.8           41.1
68.4
232.5          102.6           57.2               72.8
10.8
Cost of sales before
gold inventory change
and amortisation and
depreciation
June 2018
146
146
231
–
–
–
–
105              85            127                 99
–
(dollar per tonne)
March 2018
157
157
224
–
–
–
–
121            157            150                 95
–
– underground
June 2017
130
130
181
–
–
–
–
96              43            121                93
127
June 2018
25
25
1
23              19               37
23
–              45               –
–
–
– surface
March 2018
25
25
3
23              22               27
24
39              39               –
–
–
June 2017
26
25
3
26              26               27
21
36              36               –
–
–
June 2018
42
42
187
23              19               37
23
77              53           127                 99
–
– total
March 2018
43
43
190
23              22               27
24
76              48           150                 95
–
June 2017
42
41
153
26              26               27
21
65              37           121                 93
127
* Excludes surface material at South Deep

Gold Fields 2018 H1 RESULTS

ADMINISTRATION AND CORPORATE INFORMATION
Corporate Secretary
Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: lucy.mokoka@goldfields.com
Registered office
Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom secretaries
London
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
e-mail: general@corpserv.co.uk
American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon Shareowner Services
P O Box 30170
College Station, TX 77842-3170

Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
e-mail: shrrelations@cpushareownerservices.com

Phone numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
e-mail: thomas.mengel@goldfields.com
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.com
Transfer secretaries
South Africa
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
United Kingdom
Link Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
Calls cost 12p per minute plus your phone company's access
charge.
If you are outside the United Kingdom,
please call +44 371 664 0300.
Calls outside the United Kingdom will be charged at the applicable international rate.
The helpline is open between 9:00am – 5:30pm. Monday to Friday excluding public holidays in England and Wales.
e-mail:enquires@linkgroup.co.uk
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
Website
WWW.GOLDFIELDS.COM
Listings
JSE / NYSE / GFI
SWX: GOLI
CA Carolus° (Chair) RP Menell° (Deputy Chair) NJ Holland* (Chief Executive Officer) PA Schmidt (Chief Financial Officer)A Andani
#
° PJ Bacchus° TP Goodlace° C Lettonˆ° SP Reidˆ° YGH Suleman°
ˆ Australian * British
#
Ghanaian
° Independent Director Non-independent Director

Gold Fields 2018 H1 RESULTS
INDEPENDENT AUDITOR’S REVIEW REPORT ON CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
To the shareholders of Gold Fields Limited
We have reviewed the condensed consolidated interim financial statements of Gold Fields Limited, contained in the
accompanying interim report, which comprise the condensed
consolidated statement of financial position at 30 June 2018 and the condensed consolidated income statement and the
condensed consolidated statements of comprehensive income,
changes in equity, debt maturity ladder and cash flows for the six months then ended, and selected explanatory notes, as set out on pages 17 to 24 and marked as reviewed, and the segmental
operating and financial results for the six months ended 30 June
2018, as set out on pages 25 to 26 and marked as reviewed.

Directors’ Responsibility for the Condensed Consolidated
Interim Financial Statements
The directors are responsible for the preparation and
presentation of these condensed consolidated interim financial statements in accordance with the International Financial
Reporting Standard, (IAS)34, Interim Financial Reporting, the
SAICA Financial Reporting Guides, as issued by the Accounting
Practices Committee and Financial Pronouncements as issued
by the Financial Reporting Standards Council and the
requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express a conclusion on these interim financial statements. We conducted our review in accordance
with International Standard on Review Engagements (ISRE)
2410, Review of Interim Financial Information Performed by the
Independent Auditor of the Entity. ISRE 2410 requires us to
conclude whether anything has come to our attention that
causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the
applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.
A review of interim financial statements in accordance with ISRE
2410 is a limited assurance engagement. We perform
procedures, primarily consisting of making inquiries of
management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence
obtained.

The procedures performed in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing.
Accordingly, we do not express an audit opinion on these
financial statements.

Conclusion
Based on our review, nothing has come to our attention that
causes us to believe that the accompanying condensed
consolidated interim financial statements of Gold Fields Limited for the six months ended 30 June 2018 are not prepared, in all material respects, in accordance with the International Financial
Reporting Standard, (IAS)34, Interim Financial Reporting, the
SAICA Financial Reporting Guides, as issued by the Accounting
Practices Committee and Financial Pronouncements as issued
by the Financial Reporting Standards Council, and the
requirements of the Companies Act of South Africa.

KPMG Inc.
Registered Auditor
Per Mandy Watson
Chartered Accountant (SA)
Registered Auditor
Director

16 August 2018
85 Empire Road
Parktown
South Africa

Gold Fields 2018 H1 RESULTS

CERTAIN FORWARD LOOKING STATEMENTS
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the
Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’
financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold
Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
· overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
· changes in assumptions underlying Gold Fields’ mineral reserve estimates;
· the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
· the ability to achieve anticipated production cost estimates at existing operations as outlined in this report or as otherwise disclosed;
· the success of the Group’s business strategy, development activities and other initiatives;
· the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
· decreases in the market price of gold or copper;
· the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field’s operations;
· the occurrence of work stoppages related to health and safety incidents;
· loss of senior management or inability to hire or retain employees;
· fluctuations in exchange rates, currency devaluations and other macro-economic monetary policies;
· the occurrence of labour disruptions and industrial actions;
· power cost increases as well as power stoppages, fluctuations and usage constraints;
· supply chain shortages and increases in the prices of production imports;
· the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and Gold Fields’ overall cost of funding;
· the adequacy of the Group’s insurance coverage;
· the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
· changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
· fraud, bribery or corruption at Gold Field’s operations that leads to censure, penalties or negative reputational impacts; and
· political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 16 August 2018
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer